ACQUISITION AND MEMBERSHIP INTERESTS PURCHASE AGREEMENT

THIS ACQUISITION AND MEMBERSHIP INTERESTS PURCHASE AGREEMENT (this *"Agreement"*) is entered into as of January 22, 2025 (the *"Effective Date"*), by and among ZenaTech, Inc., a Wyoming corporation, (*"Purchaser"*), KJM Land Surveying LLC., a Florida limited liability company with a principal business address of 1616 W. Avery Street Pensacola, Florida 32501 (the *"Company"*), and the members listed on the signature pages hereto (the *"Members"*), collectively the Seller Parties.

RECITALS

A. The Members are the owners of 100% of the sole class of membership interests of the Company and warrants, options or other rights to acquire interests of the Company (the " *Membership Interests"*).

B. The Members wish to sell all of the Company and any and all other equity interests to Purchaser (the *"Acquisition"*) in exchange for cash and a note issued by the Purchaser (the *"Purchase Price"*).

C. Pursuant to the Acquisition, (i) the Members owning Membership Interests of Company will receive cash and a note issued by Purchaser at the closing of the Acquisition all as described herein.

D. The Members and Managers of the Company and Purchaser believe that the Acquisition is in the best interest of the Company and Purchaser and have approved the Acquisition.

NOW, THEREFORE, in consideration of the promises and the mutual representations, warranties, covenants and agreements set forth in this Agreement and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1. Acquisition and Sale of Company Membership Interests

1.1 Purchase and Sale of Company Membership Interests. Subject to all the terms and conditions of this Agreement, (i) the Members at Closing shall sell, transfer and deliver to Purchaser, and Purchaser hereby purchases from the Members, all the membership Interests of the Company owned by such Members, free and clear of any Encumbrances (as defined in Section 2.5) and (ii) each option, warrant or other right to purchase any of the Company Units shall terminate. Following the consummation of the Acquisition, Purchaser shall own 100% of the issued and outstanding Membership Interests and warrants, options or other rights to acquire Membership Interests of the Company.

1.2 Purchase Price for Company Membership Interests, Options and Warrants. Subject to the terms and conditions of this Agreement, in exchange for the Company Membership Interests, Purchaser shall pay Members Four Hundred Thousand Dollars ($400,000) (*"Purchase Price"*) of which;

(a) Two Hundred Thousand Dollars ($200,000) shall be payable in cash, which shall be paid to Schultz Law Group, P.L.L.C. as escrow agent at the Closing; and (b) Two Hundred Thousand Dollars ($200,000) payable to the Kenneth D. Monie (*"Majority Holder"*) as an agent of the Members (*"Members Agent"*) in the form of a three (3)-year amortization note substantially in the form attached hereto as Exhibit B (the *"Note"*), which shall bear interest at the rate of Six Percent (6%) per annum, paid monthly, to be delivered at Closing. The Note shall be secured by a pledge and security agreement granting the Majority Holder as Members Agent a first priority lien on the Company Membership Interests substantially in the form attached hereto as Exhibit C (the *"Pledge Agreement"*). The principal and interest shall be paid monthly in arrears.

1.3 The Closing. The closing of the transactions contemplated by this Agreement shall take place at the offices of Schultz Law Group, P.L.L.C. as escrow agent at the on or before January 22nd, 2025 or at such other time and place as Purchaser and the Members may agree (the *"Closing"*). At the Closing, (i) Purchaser shall pay the Purchase Price to the Members in accordance with Section 1.2 above; and (ii) the Company, the Majority Holder and Purchaser, as applicable, shall deliver the certificates and other documents and instruments required to be delivered by or on behalf of such party. At the Closing, the Majority Holder shall deliver to Purchaser certificates representing the Company Membership Interests owned by such Members, duly endorsed for transfer or accompanied by duly executed Membership Interests powers in accordance with Sections 1.1 above.

1.4 Options and Warrants. Any outstanding options, warrants or other rights to purchase Company Membership Interests or any other securities of the Company shall terminate as of the Closing and will not be assumed as a result of the Acquisition.

1.5 Members Retained Cash.

(a)   At Closing, to the extent not previously distributed, the Members shall retain the following items ("**Members Retained Cash**") to the extent they exceed current liabilities listed in 1.5(b) below:

  i.   cash,
  ii.   accounts receivable,
  iii.   cash associated with prepaid expenses, and
  iv.   other current assets.

(b)   For the purposes of clarity, the Majority Holder shall deliver the Company debt-free to the Purchaser at Closing. The Members Agent and Managers are responsible for paying all:

  i.   accounts payable,
  ii.   accrued expenses,
  iii.   payroll and payroll taxes,
  iv.   pending license fees and permit fees,
  v.   liabilities or any amount owed to any vendor, or related to ongoing maintenance of any existing assets or equipment,
  vi.   sales taxes, income taxes, local taxes, PTE payments, payroll and other taxes, and
  vii.   employee compensation and benefits.

(c)   Not later than two (2) days prior to the Closing, the Company will provide to Purchaser a calculation of the Members Retained Cash with documentation thereof. Unless Purchaser notifies the Members Agent of an objection to such calculation prior to the Effective Date, such calculation shall be deemed approved, and the Company shall remit the payment to the Members Agent on or before the Effective Date.

(d)   Following the Closing, to the extent any items of the Members Retained Cash attributable to the period prior to the Effective Date are received by Purchaser or the Company on or after the Closing Date, Purchaser shall remit such payments to the Members. Members Agent shall have access to the books and records of the Company upon reasonable request following the Closing in order to verify the calculation and receipt of Seller Retained Cash.

(e)   Seller shall hold back the sum of Twenty Thousand U.S. Dollars ($20,000.00) from the Shareholder Retained Cash as working capital to cover ordinary business expenses accrued by the Company through January 22, 2025 ("Working Capital"). Purchaser will calculate the amount of unpaid business expenses accrued by the Company no later than thirty (30) days from the Effective Date and provide Shareholder with the records showing all expenses (the "Calculation Date"). If the Working Capital is not sufficient to cover the ordinary operating expenses of the Company through January 22, 2025, in amount greater than One Thousand U.S. Dollars ($1,000.00) then Shareholder shall be responsibility to pay to Purchaser the amount necessary to cover the expenses within five (5) business days from receipt of the shown amount owed. If the Working Capital holdback exceeds the actual unpaid expenses of the Company through January 22, 2025, in an amount greater than One Thousand U.S. Dollars ($1,000.00) then the Purchaser shall pay the excess amount to Shareholder within five business days from the Calculation Date.

1.6 Escrow of Purchase Price and Shareholders Retained Cash

At Closing, (a) the Purchaser, Majority Holder, as agent for the Members, the Company, and Schultz Law Group, P.L.L.C (the "Escrow Agent") shall enter into an Escrow Agreement in substantially the form attached hereto as Exhibit D (the "Escrow Agreement") subject to any changes requested by Escrow Agent and approved by the Purchaser and Majority Stockholder such consent not to be unreasonably withheld; (b) the Purchaser shall deposit with the Escrow Agent the $200,000 cash portion of the purchase price; and (c) the Company shall deposit with the Escrow Agent the Shareholders Retained Cash pursuant to Section 1.5(a) herein (the "Escrow Amount").

2. Representations and Warranties of the Company and the Members

Except as expressly set forth below, Kenneth D. Monie, the Majority Memberships Interest Holder of the Company, (the "Majority Holder") and the Company hereby severally and not jointly represent and warrant to Purchaser that each of the following representations and warranties is true and correct in all respects as of the Effective Date, except as disclosed in the disclosure letter separately delivered to the Company at the Closing (the "Disclosure Schedule").. For purposes of this Section 2, "Company's Knowledge" shall mean the actual (and not the implied or constructive) knowledge, without independent investigation and after having made reasonable inquiry as to the subject matter, of Kenneth D. Monie ("*Company's Knowledge Party*") and no other persons or entity. There shall be no personal liability on the part of any of the Company's Knowledge Party arising out of any of the following representations and warranties. As used in this Section 2, "*Material Adverse Effect*" shall mean, with respect to the business of the Company, any substantial adverse effect of change in the business, including the operations, properties, prospects, financial condition, or results of operations of the business, taken as a whole; *provided, however*, that "*Material Adverse Effect*" shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial or securities markets in general; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; or (v) any changes in applicable Laws or accounting rules, including GAAP; *provided, further, however*, that any event, occurrence, fact, condition or change referred to in clauses (i) through (iv) above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Company compared to other participants in the industries in which the Company operates.

2.1 Organization and Authority to Do Business. Good Standing. The Company is a duly organized, validly existing and in good standing under the laws of the State of Florida and is qualified and in good standing to do business in every jurisdiction in which it is required to be qualified other than any jurisdiction where failure to qualify would not have a Material Adverse Effect. The Company has full power and authority and all licenses, permits and authorizations necessary to own and operate its properties and to carry on its business as now conducted. Correct and complete copies of the Company's articles of organization and LLC Operating Agreement have been furnished to the Purchaser (together, the "*Charter Documents*"). Correct and complete copies of the minute books containing the records of all the meetings of the Members and Manager(s), the Membership Interests certificate books and the Membership Interests record books of the Company have been furnished to the Purchaser. The corporate books as well as the records of the Company are complete in all respects and all facts and corporate actions reflected therein have been conducted or taken in material compliance with all applicable laws and with the Operating Agreement. All books and records required to be maintained by the Company have been accurately maintained on a timely basis. The Company is not in default under or in violation of any provision of its Charter Documents, is not insolvent, nor declared bankrupt, and no action or request are pending to declare it bankrupt or to make it subject to any insolvency proceedings, or other winding up procedure. Schedule 2.1 of the Disclosure Schedule lists all of the directors and officers of the Company.

2.2 **Authority and Enforceability**. The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby. The Manager(s) and the Members of the Company have duly approved this Agreement and have duly authorized the execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby. No corporate proceedings on behalf of the Company are necessary to approve this Agreement or the consummation of the Acquisition. This Agreement constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms and conditions.

2.3 **Capitalization.** The Membership Interests held by each of the Members , is listed on the signature pages hereto, shall constitute 100% of the issued and outstanding Membership Interests of the Company immediately before the Closing. The Majority Holder has delivered to Purchaser a schedule, in form satisfactory to Purchaser, that fully and accurately reflects the capitalization of the Company, including all Company Membership Interests and options, warrants and other rights to acquire capital Membership Interests of the Company, and the interests of any other party receiving consideration in connection with the Acquisition, as of the Effective Date and the disposition of all such interests upon the Closing (the "*Capitalization Schedule*"). The Company Membership Interests has been duly authorized, is validly issued, fully paid and nonassessable, and is not subject to, nor was it issued in violation of, any preemptive rights or rights of first refusal. The Company Membership Interests are free of any pledge, attachment, charge, lien or restriction or encumbrance of any kind. Immediately upon and simultaneously with the Closing (i) there will be no outstanding or authorized options, warrants, rights, contracts, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which the Company is a party or which are binding upon the Company providing for the issuance, disposition or acquisition of any of its Membership Interests (other than this Agreement), (ii) there will be no outstanding or authorized Membership Interests appreciation, phantom Membership Interests or similar rights with respect to the Company, (iii) there are no voting trusts, proxies or any other agreements or understandings with respect to the voting of the Membership Interests of the Company and (iv) the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of the Membership Interests. Other than the Membership Interests, no other class or series of Membership Interests has been issued by the Company at any time. The Company has not at any time redeemed any of its Membership Interests. All Company option plans, or other incentive plans shall have been terminated just prior to Closing.

2.4 **No Subsidiaries.** The Company has no subsidiaries and has never had any subsidiaries and does not own or have the right to acquire an equity interest in any other entity.

2.5 **Consents and Approvals; No Violations.** No filing with, and no permit, authorization, consent or approval of, any public or governmental body or authority is necessary for the consummation of the Acquisition, unless the failure to obtain the foregoing would not have a Material Adverse Effect. To the Company's knowledge, neither the execution and the delivery of this Agreement nor the consummation of the Acquisition will: (i) violate any statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or authority, any nongovernmental, self-regulatory organization or agency to which the Company or any of its properties or assets may be subject, or any court to which the Company is subject, or any provision of the Charter Documents; or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Company is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Encumbrance upon any of its assets) unless the cumulative effect of any the foregoing in this Section 2.5(ii) would not have a Material Adverse Effect. For purposes of this Agreement, "*Encumbrance*" means any encumbrance, claim, lien, charge, mortgage, security interest, equity, option, pledge, restriction on transferability (including, without limitation, any voting agreement, voting trust, any restriction on voting rights or right of disposition), defect of title, attachments, preliminary attachments or adverse claims (whether or not made, known or contingent) or other claims or third party rights of whatever nature on any property or property interest.

2.6 Brokers' Fees. Pensacola Business Brokers is acting as the sole agent of the Seller and will be paid by the Seller.

Except as set forth on Schedule 2.6 of the Disclosure Schedule, the Company has no Liability or obligation to pay any fees, commissions or expenses to any broker, finder, or agent with respect to the Acquisition.

2.7 Financial Statements. The Majority Holder has previously delivered to Purchaser the unaudited financial statements of the Company for the prior three fiscal years (the "*Financial Statements*"), and the balance sheet of the Company as of one business day prior to Closing, (the "*Balance Sheet*"). The Financial Statements and the Balance Sheet have been prepared from, and are in accordance with, the books and records of the Company and present fairly, in all material respects, the financial position and results of operations of the Company as of the dates and for the periods indicated, in each case materially in accordance with the tax basis.. The accounting books as well as the records of the Company are complete and accurate in all respects and all facts and accounting actions reflected therein have been conducted or taken in material compliance with all applicable laws and with the relevant By-laws. All accounting books and records required to be maintained by the Company have been accurately maintained on a timely basis.

2.8 No Adverse Changes. Except as disclosed on Schedule 2.8 of the Disclosure Schedule, since the date of the Balance Sheet the business of the Company has been conducted only in the ordinary course and in accordance with past and current practices, which comply with the law and are reasonable and customary in the circumstances, due to use of the due diligence of a "prudent business man" and, thus, there has not been:

(a) any material adverse change in the business of the Company or any event or condition that has had or is reasonably likely to have a Material Adverse Effect on the business of the Company;

(b) any transaction, commitment, contract or agreement entered into by the Company or any relinquishment by the Company of any contract or other right, outside the ordinary course of the business of the Company;

(c) any payment or other provision of value to any third party, outside the ordinary course of the business of the Company; or

(d) any significant change in the payment terms with the suppliers or customers of the Company;

(e) any amendment to the Company's articles of incorporation or bylaws or other comparable organizational documents;

(f) any loss of important customer or supplier, and the Company's management has not received any written notice from any such important customer stating its intent to cease doing business with the Company.

2.9 **Absence of Undisclosed Liabilities.** Except as disclosed on Schedule 2.9 of the Disclosure Schedule, the Company has no liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) except (i) liabilities or obligations that are fully accrued or reserved against in the Balance Sheet, and (ii) liabilities or obligations arising since the date of the Balance Sheet in the ordinary course of business and consistent with past practice that would not separately or cumulatively reasonably likely result in a Material Adverse Effect.

2.10 **Compliance.** To the Company's knowledge, all activities of the Company have been, and are currently being, conducted in compliance with all applicable state, local or foreign laws, ordinances, regulations, interpretations, judgments, decrees, injunctions, permits, licenses, certificates, governmental requirements, orders, guidelines and other similar items of any court or other governmental entity, unless the cumulative effect of failure to so comply with the foregoing would not have a Material Adverse Effect. All Company indebtedness is listed on Scheduled 2.10 of the Disclosure Schedule. No event (including the Acquisition) has occurred or been alleged that is, or with the passing of any time or the giving of any notice, certificate, declaration or demand would become, an event of default under, or breach of, any of the terms of any loan, borrowing, debenture or financial facility of the Company or which would entitle any person to call for repayment prior to normal maturity.

2.11 **Environmental Laws and Regulations.** To the Company's knowledge, there has been no storage, disposal, generation, manufacture, refinement, transportation, handling, Release (as defined below) or treatment of waste or hazardous substances by the Company at, upon, or from any of the property now or previously owned or leased by the Company in violation of any applicable law, ordinance, rule, regulation, order, judgment, decree or permit or which could reasonably be expected to require remedial action under any applicable law, ordinance, rule, regulation, order, judgment, decree or permit. For the purposes of this Section, "Release" shall mean any material spill, discharge, leak, emission, injection, escape, dumping or other release of any kind.

2.12 **Taxes.**

(a) For purposes of this Agreement: "*Tax*" or "*Taxes*" means any state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, and "*Tax Return*" means any return, report or similar statement required to be filed with respect to any Taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.

(b) The Company has filed all Tax Returns required to be filed; all such Tax Returns are complete and accurate and disclose all Taxes required to be paid by the Company for the periods covered thereby; all Taxes owed by the Company (whether or not shown on any such Tax Return) have been timely paid or accrued for; the Company is not currently the beneficiary of any extension of time within which to file any Tax Return, except to the extent such extension is available to all taxpayers; the Company has duly and timely withheld from employee salaries, wages and other compensation and paid over to the appropriate governmental authority all amounts required to be so withheld and paid over for all periods under all applicable laws; the Company has not waived or been requested to waive any statute of limitations in respect of Taxes which waiver is currently in effect; all deficiencies asserted or assessments made as a result of any examination or audit of the Company's Tax Returns have been paid in full; there is no action, suit, investigation, audit, claim or assessment pending or proposed or threatened with respect to Taxes of the Company and no basis exists therefor; there are no liens for Taxes upon the assets of the Company except liens relating to current Taxes not yet due; all Taxes which the Company is required by law to withhold or to collect for payment have been duly withheld and collected, and have been paid or accrued, reserved against and entered on the books of the Company; and the Company has never been a member of any Company group or had any direct or indirect ownership in any corporation, partnership, joint venture or other entity.

2.13 Real Property. The Company owns no real property except for the right of property over the land surface as duly specified in the Disclosure Schedule. Schedule 2.13 of the Disclosure Schedule lists and describes briefly all real property leased, subleased, occupied, held, controlled or otherwise used or contemplated to be used by the Company. The Company is in actual and exclusive occupation of each such property. To the Company's knowledge, none of the properties occupied by the Company is in material violation of any law or in violation of any building, zoning, or other ordinance, code or regulation which would have a Material Adverse Effect or materially interfere with the use and occupancy thereof in the ordinary course by the Company of its business. Any existing lease agreement is in full force and effect. The Company is not in default, and no circumstances exist which, if unremedied, would, either with or without notice or the passage of time or both, result in such default under the existing lease agreements.

The leased properties, as well as all the equipment, plants and installations therein, inclusive, without limitation, of the heating system, electrical plants, machinery and outfits are:

a) in compliance with all applicable laws and regulations, including those concerning health, safety, hygienic and environmental conditions; and:

b) save for normal wear and tear, in good operating condition, maintenance and repair and in any event fit for use in the ordinary course of Company's business.

2.14 Intellectual Property Rights. The Company owns, possesses, or has applied for all patents, patent rights, trademarks, trademark registrations, service marks, service mark registrations, trade names, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information systems or procedures) and other rights or interests in items of intellectual property as are necessary for the operation of the business now conducted or proposed by the Company to be conducted by the Company (collectively, the "*Intellectual Property*"), all of which are listed on Schedule 2.14 of the Disclosure Schedule. Except for standard end-user license agreements, support/maintenance agreements and agreements entered in the ordinary course of the Company's business, there are no outstanding options, licenses or agreements relating to the Intellectual Property, and neither the Company nor any of its subsidiaries is bound by or a party to any options, licenses or agreements with respect to the Intellectual Property of any other person or entity. Neither the Company nor any of its subsidiaries has received any written communication alleging (and it is not otherwise aware that or of any allegations that) the Company or any of its subsidiaries has violated any of the intellectual property of any other person or entity.

2.15 Tangible Assets. The Company owns or leases all buildings, machinery, equipment, and other tangible assets reasonably necessary for the conduct of the business as conducted or as proposed to be conducted. To the Company's knowledge, each such tangible asset is free from defects (patent), has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it is used currently.

2.16 Contracts. Schedule 2.16 of the Disclosure Schedule contains an accurate and complete list of every material contract (whether express or implied), plan, agreement, lease or understanding to which the Company is a party or may be bound (each, a "*Contract*," and collectively, the "*Contracts*"). The Company has performed all material obligations required, as of the Effective Date, to be performed by it under the Contracts. There has not been any event of default (or any event or condition with notice or the lapse of time, both or otherwise would constitute an event of default) thereunder on the part of the Company or any other party thereto under one or more Contracts, the result of which, separately or cumulatively, is reasonably likely to result in a Material Adverse Effect. The Contracts are in full force and effect, have been signed by individuals vested with the necessary powers and are valid and enforceable by the Company in accordance with their respective terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws now or hereafter in effect relating to creditors' rights generally, by general principles of equity.

2.17 Insurance. Schedule 2.17 of the Disclosure Schedule sets forth a true and complete list of the insurance policies maintained with respect to the Company, its respective assets and properties, or their directors, officers or employees (other than instances where a Company Party is listed as an additional insured under an insurance policy owned by a third party). To the Company's knowledge, true and complete copies of all such insurance policies and all related applications, together with all modifications and amendments thereto, have been delivered to Purchaser before the Effective Date. All such policies are in full force and effect, all premiums due and payable thereon have been paid, and no notice of cancellation or termination has been received with respect to any such policy that has not been replaced on substantially similar terms before the date of such cancellation. The Company has performed in all material respects their respective obligations under each policy to which the Company is a party or that provides coverage to the Company or any director, officer or employee thereof. The insurance policies coverage are sufficient for compliance with all requirements of applicable law, regulations and of any contract to which the Company is party to and cover risks of the kind customarily insured against and in amounts customarily carried by businesses similarly situated.

2.18 Litigation. Except as described at Schedule 2.18 of the Disclosure Schedule: (i) there is no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand pending or threatened against or involving the Company its employees, Directors, collaborators, current or former, or any of its properties or rights, before any court, tax court, arbitrator, or administrative or governmental body, and there exists no reasonable basis for any such action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand; (ii) the Company has not received written notice of any judgment, decree, injunction, rule or order of any court, tax court, governmental department, commission, agency, instrumentality or arbitrator outstanding against the Company; and (iii) the Company has not received written notice that it is in violation of any term of any judgment, decree, injunction or order outstanding against it.

2.19 Employees.

(a) Schedule 2.19 of the Disclosure Schedule contains a complete list of every employee, consultant, collaborator (including project-workers), commercial agent and business finder of the Company, providing their position, start dates, compensation (including benefits), accrued vacation, and Membership Interests options or other equity incentive issued or granted to them by the Company (including grant date, vesting terms, amount expected to be vested as of the Closing, and exercise price). As of the Closing, all such options or other rights to acquire Membership Interests will have been terminated or exercised.

(b) The Company is not a party to or bound by any collective bargaining agreement at the Company's level, and it has not experienced any strikes, has not committed any unfair labor practice and has no knowledge of any organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Company. The Company is in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, and wages and hours and, except as disclosed in Schedule 2.18 of the Disclosure Schedule, the Company has not violated or incurred any liabilities for breach or unlawful termination of any employment contract with any of its employees or former employees or for failure to comply with an order for the reinstatement or reengagement and back pay of any of its employees or former employees.

(c) To the Company's knowledge, the employment of any former employee of the Company has been terminated in accordance with applicable law, and the Company has no liability under any individual or collective agreement or applicable law toward any such terminated employee.

(d) To the Company's knowledge, the Company has complied at any time with all the requirements and the related regulations on occupational safety and health. The Company has not been served with any communication of the competent Authority regarding the institution of any investigation having as its subject matter any infringement of the abovementioned requirements.

(e) All social security contributions and withholding taxes contributions due by the Company to government entities have been paid. All payments due to private companies pursuant to the terms of the pension plans, health plans and/or policies for the employees of the Company and such non-government entitlements to which the employees are entitled have been duly paid.

(f) All workmen's compensation insurance premiums due by the Company pursuant to the applicable laws and regulations have been duly paid.

(g) The Acquisition will not give rise to (i) any extraordinary payment obligations to any employee, consultant or other party on the part of the Company or (ii) the right of any employee or consultant to terminate or modify the terms of such party's relationship with the Company.

(h) No employee, director, consultant or independent contractor is party to any contract, including without limitation any employment, consulting, contracting or similar contract, oral or written, with the Company. No employee, director, consultant or independent contractor is entitled to severance, bonus, or any other payment upon termination of such party's employment, consulting or independent contractor relationship with the Company or any extraordinary payment upon a change of control of the Company, except as disclosed in Schedule 2.19. Except as disclosed in Schedule 2.19 of the Disclosure Schedule, all employees, consultants and independent contractors provide such employment, consulting or independent contractor services to the Company on an "at will" basis.

2.20 Employee Benefits. The Company maintains no employee benefit plans other than those set forth on Schedule 2.20 of the Disclosure Schedule.

2.21 Guarantees. The Company is not a guarantor of, nor is it otherwise liable for, any liability or obligation (including indebtedness) of any other person or entity.

2.22 Related-Party Transactions.

Except as set forth on Schedule 2.22 of the Disclosure Schedule, (i) no present employee, consultant, officer, Members, director or Affiliate (as defined below) of the Company, or, in the case of any of the foregoing who are individuals, any member of his or her immediate family, or any Affiliate of any of the foregoing, and (ii) no former employee, consultant, officer, Members, director or Affiliate of the Company, or, in the case of any of the foregoing who are individuals, any member of his or her immediate family, or any Affiliate of any of the foregoing:

(a) is indebted to the Company nor is the Company indebted (or committed to make loans or extend or guaranty credit) to any such person, other than for (i) the payment of salary or performance bonuses for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company, or (iii) other standard employee benefits made generally available to all employees or to similarly situated persons;

(b) to the Company's knowledge, is, directly or indirectly, interested in any material contract with the Company (other than such contracts as relate to any such person's employment with the Company or ownership of Membership Interests of the Company) nor holds any direct or indirect ownership interest in any firm or corporation (i) with which the Company is affiliated or with which the Company has a business relationship or (ii) that competes with the Company, except that such persons may own units or shares in publicly traded companies (not exceeding one percent of any such company's outstanding capital units or shares) that may compete with the Company.

As used herein the term "*Affiliate*" shall mean any person or entity that controls or is controlled by, or is under common control with, the designated party. For purposes of this definition, "control" means the possession, directly or indirectly, of the power to direct the management or policies of a person or entity, whether by ownership of voting securities, by contract or otherwise, or the ownership, directly or indirectly, of more than fifty percent (50%) of the voting securities or other interest of a person or entity.

2.23 INTENTIONALLY DELETED.

2.24 Receivables. All the accounts receivable of the Company that are reflected on the Balance Sheet or on the accounting records of the Company as of the Closing (a) represent actual indebtedness incurred by the applicable account debtors and (b) have arisen from bona fide transactions in the ordinary course of business. Except as disclosed in Schedule 2.24 of the Disclosure Schedule, all such accounts receivable are good and collectible at the aggregate recorded amounts thereof, net of any applicable reserves for doubtful accounts reflected on the Balance Sheet. Since the date of the Balance Sheet, there have not been any write-offs as uncollectible of any customer accounts receivable of the Company, except for write-offs in the ordinary course of business.

2.25 Assets. Except as would not reasonably be expected to have a Material Adverse Effect, the Company has good and valid title to all the assets reflected on the Balance Sheet or thereafter acquired, other than assets disposed of in the ordinary course of business since the date of the Balance Sheet, in each case free and clear of all Encumbrances. Schedule 2.25 sets forth a brief description of each item of equipment or other personal property of the Company with an original cost in excess of $1,000, indicating, in each case, the purchase price thereof, the year of purchase and the accumulated book depreciation through the Balance Sheet Date. To the Company's knowledge, each item set forth or required to be set forth in Schedule 2.25 of the Disclosure Letter is adequate for the uses to which it is being put, is in good working order (ordinary wear and tear excepted), is free from any material defect and has been maintained in all material respects in accordance with the past practice of the Company and generally accepted industry practice. To the Company's knowledge, all leased equipment and other personal property of the Company is in all material respects in the condition required of such property by the terms of the lease applicable thereto. To the Company's knowledge, the buildings, plants and structures of the Company are structurally sound, are in good condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants or structures are in need of maintenance or repairs except for ordinary, routine maintenance and repairs. The assets of the Company are sufficient for the continued conduct of the business of the Company in substantially the same manner as conducted before the Effective Date.

3.   Representations and Warranties of the Majority Holder

The Majority Holder individually and no other person or entity, represents and warrants to Purchaser that each of the representations and warranties set forth below is true and correct in all respects as of the Closing with respect to such Members, except as fairly disclosed in the Disclosure Schedule.

3.1 Authority and Enforceability. The Members are the only owners of the Company's Membership Interests and, thus, has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby. This Agreement constitutes the valid and legally binding obligation of the Members, enforceable in accordance with its terms and conditions, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of a specific performance, injunctive relief, or other equitable remedies.

3.2 No Violations. To the knowledge of the Majority Holder, neither the execution and the delivery of this Agreement nor the consummation of the Acquisition will conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Members are a party or by which the Members are bound that could affect the Company.

3.3 Company Membership Interests. The Members hold of record and owns beneficially the Company Membership Interests set forth next to the Members's name on Exhibit A attached hereto, free and clear of any restrictions on transfer (other than any restrictions under applicable securities laws), taxes, security interests, options, warrants, purchase rights, contracts, commitments, equities, claims, demands or any other Encumbrances. The Members are not a party to any option, warrant, purchase right, or other agreement, understanding, contract or commitment that would entitle the Members to hold or own, directly or indirectly, of record or beneficially, any other equity interest in the Company or that could require the Members to sell, transfer, or otherwise dispose of any equity interest in the Company (other than this Agreement) other than as set forth in Exhibit A. The Members are not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any Company Membership Interests. There is no litigation, claim, proceeding or governmental investigation pending or threatened against the Members which seeks to delay or prevent the consummation of, or which would be reasonably likely to adversely affect the Members's ability to consummate, the Acquisition.

3.4 Claims Against the Company. The Members do not have any present claims against the Company other than rights or claims arising with respect to the Members's ownership of the Company Membership Interests.

3.5 Termination of Rights to Purchase Securities. By execution of this Agreement, the Members hereby permanently and irrevocably terminates any interest or right that such Members has in, or to acquire, any security of the Company, effective as of the Closing.

3.6 **No Other Representations.** EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE II AND THIS ARTICLE III, NO SELLER PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF SUCH SELLER PARTIES, THE MEMBERSHIP INTERESTS, OR OTHERWISE WITH RESPECT TO ANY COMPANY PARTY, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.

4. **Representations and Warranties of Purchaser**

Purchaser hereby represents and warrants to the Members that each of the representations and warranties set forth below is true and correct in all respects as of the Closing. As used in this Section 4, the term "*Knowledge*" shall mean, with respect to Purchaser, actual knowledge upon reasonable investigation of any officer of Purchaser. As used in this Section 4, "*Material Adverse Effect*" shall mean, with respect to the business of Purchaser, as the case may be, any substantial adverse effect or change in the business, including the operations, properties, prospects, financial condition, or results of operations of the business, taken as a whole; *provided, however*, that "*Material Adverse Effect*" shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial or securities markets in general; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; or (v) any changes in applicable Laws or accounting rules, including GAAP; *provided, further, however*, that any event, occurrence, fact, condition or change referred to in clauses (i) through (iv) above shall be taken into account in determining whether a

Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Company compared to other participants in the industries in which the Company operates.

4.1 Organization, Good Standing and Qualification. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Wyoming and has all requisite corporate power and authority to carry on its business as now conducted and as currently proposed to be conducted.

4.2 Authority and Enforceability. Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby. The board of directors of the Purchaser have duly approved this Agreement and have duly authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. No additional corporate proceedings on behalf of Purchaser is necessary to approve this Agreement or the consummation of the Acquisition. This Agreement constitutes the valid and legally binding obligation of Purchaser enforceable in accordance with its terms and conditions, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

4.3 Compliance with Instruments. Purchaser is not in violation or default of any provisions of its respective Articles of Organization or the Operating Agreement or in violation or default in any material respect of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound or of any material provision of federal or state statute, rule or regulation applicable to such representing party. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any such material violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a material default under any such provision, instrument, judgment, order, writ, decree or contract or an event which results in the creation of any material lien, charge or Encumbrance upon any assets of Purchaser.

4.4 Broker's Fees. Purchaser has no liability or obligation to pay any fees, commissions or expenses to any broker, finder, or agent with respect to the Acquisition.

4.5 Disclosure. The representations and warranties contained in this Section 4 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 4 not misleading.

5. Conditions to Closing

5.1 Conditions of the Selling Parties to Closing. The obligations of the Members under this Agreement are subject to (i) the representations and warranties of Purchaser contained in Section 4 being true and correct as of the Closing, unless otherwise waived by the Members, (ii) Purchaser having duly authorized and entered into the Agreement, (iii) The Majority Holder entering into a non-compete and non-solicit agreement with Purchaser (the "**Non-Compete Agreement**"); (v) Purchaser having executed and delivered to the Members the Note and the Pledge Agreement; and (vi) Purchaser having performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required by this Agreement to be performed or complied with by it on or prior to the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

5.2 Conditions of Purchaser to Closing. The obligations of Purchaser under this Agreement are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived in writing by Purchaser:

(a) Representations and Warranties. The representations and warranties of the Company and the Majority Holder contained in Sections 2 and 3 shall be true and correct at the Closing.

(b) Sale of All Company Membership Interests. All of the Members shall have tendered all of their Company Membership Interests to Purchaser for purchase and shall have executed this Agreement.

(c) No Material Adverse Change. Between the date of the Balance Sheet and the Closing, there shall have occurred no event that is reasonably likely to have a Material Adverse Effect (as defined in Section 2) on the Company.

(d) Securities. The Company shall have terminated any and all agreements, arrangements or plans relating to its equity securities, and all such agreements, arrangements and plans shall be of no further force and effect and there shall be no rights or obligations outstanding under any such agreements, arrangements or plans.

(e) Directors; Officers. Except as otherwise specified in writing by the Purchaser to the Company, all of the Company's directors and officers shall have resigned and such resignations shall be effective as of the Closing.

(f) Options and Warrants. All options, warrants or other rights to purchase Company Membership Interests or other securities of the Company shall have either been terminated or exercised for Membership Interests of Company. All Company option plans, or other incentive plans shall have been terminated.

(g) Forgiveness of PPP Loans. All of Company's PPP loans will be forgiven before closing.

(h) Due Diligence. Purchaser shall have completed its due diligence in its full satisfaction and in its sole discretion.

(i) Continued Employment. Effective as of the Closing, Company employee Ricky Sears has entered into a six (6) month extension of his contract with Company as part time employee with compensation in the amount of Seven Hundred and Fifty and No/100 Dollars ($750.00) per week. Upon the expiration of the six (6) month term, Rick Sear's employment shall terminate unless the parties mutually agree to extend such term. In the event the parties elect not to continue into a permanent employment arrangement, Ricky Sear's employment shall terminate and such termination shall not relieve the Purchaser from any amounts due pursuant to the Promissory Note, including any right of set off. This provision shall survive the Closing.

(j) Commercial Lease. Effective as of the Closing, the Majority Holder and Purchaser have entered into a commercial lease for the premises where Company currently conducts its business.

(k) Company Approval. The Manager(s) and the Members of the Company have duly approved this Agreement and has duly authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

6. Covenants.

6.1 Insurance. The Company shall keep, or cause to be kept, all insurance policies set forth in Schedule 2.17 of the Company Disclosure Letter, or suitable until the Effective Date.

6.2 Public Announcements. None of the Parties will issue any press release or make any statement or disclosure to any third party (whether or not in response to an inquiry) regarding the existence of this Agreement or its terms, except as may be required by law, without prior written approval of Purchaser.

6.3 Non-Competition; Non-Solicitation.

(a) The Majority Holder , for a period of three (3) years commencing on the Closing ("*Restricted Period*") shall not, and shall not permit any of its affiliates to, directly or indirectly, (i) engage in or assist others in engaging in the business of the Company in the ed States of America (the "*Territory*"); (ii) have an interest in any Person that engages directly or indirectly in the business of the Company in the Territory in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; or (iii) intentionally interfere in any material respect with the business relationships (whether formed prior to or after the date of this Agreement) between the Company and customers or suppliers of the Company. For the purpose of this paragraph (a) of the Non-Competition clause, it is expressly agreed that the Business of the Company shall be intended as real property surveying. Notwithstanding the foregoing, the Majority Holder may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if Seller is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own 5% or more of any class of securities of such Person.

(b) During the Restricted Period, the Majority Holder shall not, and shall not permit any of its affiliates to, directly or indirectly, hire or solicit any employee of the Company or encourage any such employee to leave such employment or hire any such employee who has left such employment, except pursuant to a general solicitation which is not directed specifically to any such employees.

(c) During the Restricted Period, the Majority Holder shall not, and shall not permit any of its affiliates to, directly or indirectly, solicit or entice, or attempt to solicit or entice, any clients or customers of the Company or potential clients or customers of the Company for purposes of diverting their business or services from the Company.

(d) The Majority Holder acknowledge that a breach or threatened breach of this Section 6.3 would give rise to irreparable harm to Purchaser, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by the Majority Holder of any such obligations, Purchaser shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(e) The Majority Holder acknowledges that the restrictions contained in this Section 6.3 are reasonable and necessary to protect the legitimate interests of Purchaser and constitute a material inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 6.3 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable law. The covenants contained in this Section 6.4 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

6.4 Releases of Members.

(a) Effective upon the Closing, the Members , for such Members and such Members's predecessors, successors, personal representatives and assigns (the "*Releasors*"), hereby irrevocably releases and forever discharges the Company and Purchaser, and the Company's and Purchaser's past, present and future officers, directors, employees, agents, Members , partners, managers, successors, representatives, assigns and affiliates (other than the Members) (the "***Releasees***"), as the case may be, from (i) any and all claims, liabilities, costs, expenses, rights, causes of action, suits, litigation, proceedings, arbitrations, demands, however arising, whether at law or equity, actual or contingent, known or unknown arising solely out of, or relating solely to, the Members's ownership (direct or indirect) of any debt or equity interests in the Company (including, without limitation, the Company Membership Interests) and (ii) any and all obligations, whether previously or now existing, up to and through the Closing, which the Company may have to, or have incurred for the benefit or on behalf of, any Releasor, whether pursuant to law, contract (including without limitation any Members agreement between the Members), provision of the Company's charter documents or otherwise, arising solely out of, or relating solely to, the Releasors' ownership (direct or indirect) of any debt or equity interests in the Company (including, without limitation, the Company Membership Interests); provided, that this release shall not extend to claims or obligations arising out of, or relating to this Agreement or any other transaction document.

(b) The Members hereby acknowledges and agrees that the consideration received by each of them for the execution and delivery of this Agreement, including without limitation the consideration received by the Members for the Company Membership Interests, was fully negotiated and bargained for and constitutes full and fair consideration for the agreements and releases by each of them set forth in this Agreement.

(c) The Members hereby confirms that such party (i) has carefully read the provisions of this Section 6.4, (ii) has reviewed such provisions with such party's respective attorneys and has consulted therewith regarding such party's rights and obligations hereunder, and (iii) has had ample and sufficient opportunity to consider the terms of this Section 6.4 without duress or coercion. Accordingly, each Releasor forever waives all rights to assert that the release contained in this Section 6.4 was the result of a mistake in law or in fact or to assert that any or all of the legal theories or factual assumptions used for negotiating purposes are for any reason inaccurate or inappropriate.

6.5 Further Action. Before and after the Closing, each of Purchaser and the Members agrees promptly to take all such reasonable and lawful actions as may be necessary or desirable to effect the Acquisition in accordance with this Agreement, including without limitation the execution of such further instruments of conveyance and transfer and additional action as Purchaser may reasonably request to effect, consummate, confirm or evidence the transfer to Purchaser of the Company Membership Interests and any other transactions contemplated hereby.

6.6 Specific Performance. The Members acknowledges that the Company's business is unique and recognizes and affirms that in the event of a breach of this Agreement by such Members, money damages may be inadequate, and Purchaser may have no adequate remedy at law. Accordingly, the Members agrees that Purchaser shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and such Members's obligations hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief.

6.7 PPP Loan Forgiveness. Purchaser covenants that it shall diligently pursue forgiveness of the PPP Loan. In the event that the PPP Loan is not eligible for forgiveness, in whole or in part, and such ineligibility is directly caused by actions taken by the Company prior to the Effective Date, Purchaser may deduct the amount of the PPP Loan ineligible for forgiveness from the amount of the Note then outstanding.

7. Indemnification

7.1 Survival of Representations and Warranties. All representations and warranties in this Agreement and any other certificate or document delivered pursuant to this Agreement shall survive for thirty-six (36) months following the Closing; *provided*, that the representations and warranties in Section 2.3 (Capitalization) shall survive the Closing indefinitely, and the representations and warranties in

Sections 2.7 (Financial Statements), 2.11 (Environmental Laws and Regulations), 2.12 (Taxes), 2.17 (Litigation) and 2.18 (Employees) shall survive the Closing and continue in full force and effect until expiration of any applicable statute of limitation or audit and examination period. Notwithstanding anything in the foregoing to the contrary, any claim relating to fraud or willful misconduct shall also survive the Closing indefinitely. All covenants and obligations contained in this Agreement shall survive the Closing until all obligations with respect thereto have been performed or until they have expired in accordance with their respective terms. The right to indemnification, setoff, payment of Damages (as defined in this Section 7) or other remedy based on any representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or at the Closing, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation.

7.2 **Indemnification by the Majority Holder.** Subject to the limitations set forth in this Agreement, the Majority Holder shall indemnify Purchaser, and the Company and each of their respective officers, directors, members, shareholders, employees, agents, representatives, affiliates, successors and assigns and hold each of them harmless from and against and pay on behalf of or reimburse such party in respect of any damage, liability, demand, claim, action, cause of action, cost, damage, diminution in value, deficiency, tax, penalty, fine or other loss or expense, whether or not arising out of a third party claim, including all interest, penalties, reasonable attorneys' fees and expenses and all amounts paid or incurred in connection with any action, demand, proceeding, investigation or claim by any third party (including any governmental entity or any department, agency or political subdivision thereof) ("*Damages*") against or affecting such party or which, if determined adversely to such party, would give rise to, evidence the existence of, or relate to, any other Damages and the investigation, defense or settlement of any of the foregoing Damages which such party may suffer, sustain or become subject to, as a result of or relating to:

(a) the material breach of any representation or warranty made by the Company or any Members contained in this Agreement with respect thereto in connection with the Closing if such breach is not cured within thirty (30) days of such notice;

(b) any claim by a third party arising from circumstances or actions related to the Company occurring prior to the Effective Date; and

(c) any claims asserted against Purchaser by creditors of the Company.

Purchaser's remedy for any indemnification of Damages hereunder may be satisfied by proceeding against the indemnifying party or parties for all or any portion of any such Damages or pursuant to the terms of Section 7.4, or both.

7.3 **Procedure for Indemnification.**

(a) If a party hereto seeks indemnification under this Section 7, such party (the "*Indemnified Party*") shall promptly give written notice to the other party (the "*Indemnifying Party*") after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party) or discovering the liability, obligation or facts giving rise to such claim for indemnification, describing the claim, the amount thereof (if known and quantifiable), whether insurance may be available (if known), and the basis thereof; provided that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its or his obligations hereunder except to the extent such failure shall have harmed the Indemnifying Party. In that regard, if any action, lawsuit, proceeding, investigation or other claim shall be brought or asserted by any third party which, if adversely determined, would entitle the Indemnified Party to indemnity pursuant to this Section 7, the Indemnified Party shall promptly notify the Indemnifying Party of the same in writing, specifying in detail the basis of such claim and the facts pertaining thereto and the Indemnifying Party shall be entitled to notify any applicable insurer and to control (subject to the rights of such insurer) the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to the Indemnified Party's claim for indemnification at its expense with reputable counsel reasonably acceptable to the Indemnified Party; provided that, as a condition precedent to the Indemnifying Party's right to assume control of such defense, it must first agree to be responsible for all Damages relating to such claims and that it will provide full indemnification to the Indemnified Party for all Damages (to the extent not reimbursed by insurance and subject to the liability cap set forth in Section 7.4) relating to such claim; and provided further that the Indemnifying Party shall not have the right to assume control of such defense and shall pay the fees and expenses of counsel retained by the Indemnified Party, if the claim over which the Indemnifying Party seeks to assume control involves a claim which, upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend.

(b) If the Indemnifying Party is permitted to assume and control the defense and elects to do so, the Indemnified Party shall have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate in the defense thereof, subject to the control of the Indemnifying Party, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of the Indemnified Party unless (i) the employment thereof has been specifically authorized by the Indemnifying Party in writing, or (ii) a conflict of interest between the Indemnifying Party and the Indemnified Party.

(c) If the Indemnifying Party shall control the defense of any such claim, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement of a claim or ceasing to defend such claim, if pursuant to or as a result of such settlement or cessation, injunction or other equitable relief will be imposed against the Indemnified Party or if such settlement does not expressly unconditionally release the Indemnified Party from all liabilities and obligations with respect to such claim, without prejudice. If the Indemnified Party shall control the defense of any such claim, the Indemnified Party shall obtain the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld conditioned or delayed) before entering into any settlement of a claim or ceasing to defend such claim, if the Indemnifying Party is a named defendant in such claim and pursuant to or as a result of such settlement or cessation, injunction or other equitable relief will be imposed against the Indemnifying Party or if such settlement does not expressly unconditionally release the Indemnifying Party from all liabilities and obligations with respect to such claim, without prejudice.

7.4 **Payments.** The indemnity obligations of the Majority Holder shall be subject to a five percent (5%) deductible and shall not exceed One Hundred Thousand Dollars ($100,000); provided, however, that no such limitation shall apply to breaches of Sections 2.2, 2.6, 2.7, 2.10, 2.12, 2.14, 2.20, and 2.22. Any payment pursuant to a claim for indemnification shall be made not later than thirty (30) days after receipt by the Indemnifying Party of written notice from the Indemnified Party stating the amount of the claim, unless the claim is subject to defense as provided hereunder, in which case payment shall be made not later than ten (10) days after the amount of the claim is finally determined. Any payment required under this Section 7 which is not made when due shall bear interest at a rate equal to five percent (5%) per annum for each day until paid.

8. **Reserved.**

9. **Miscellaneous.**

9.1 **Assignment.** This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any party hereto by operation of law or otherwise without the prior written consent of Purchaser and the Majority Holder. In the event that Purchaser assigns this Agreement, Purchaser shall not be relieved of its obligations pursuant to this Agreement unless and until such assignee assumes and agrees in writing with the Majority Holder to perform all of Purchaser's obligations hereunder. This Agreement shall be binding upon and inure to the benefit of successors and assigns of the parties hereto.

9.2 <u>Modifications, Amendments and Waivers.</u> Except as expressly provided herein, neither this Agreement nor any term hereof may be modified, amended, waived or supplemented other than by a written instrument referencing this Agreement and signed by Purchaser and the Majority Holder. Any such modification, amendment, waiver or supplement effected in accordance with this Section 9.2 shall be binding upon the Purchaser and Members. The conditions to each party's obligations to consummate the Acquisition are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by law in a writing signed by such party or by closing with actual knowledge that a condition to the Closing has not been satisfied; <u>provided, however</u>, that any such waiver of a condition of the Closing shall not be deemed a waiver of any other right or remedy of any party, including without limitation in respect of misrepresentations, breaches of warranty or covenant, or any right to indemnification. No failure to enforce any provision of this Agreement shall be deemed to or shall constitute a waiver of such provision and no waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver.

9.3 <u>Administrative Law</u>. The Company has obtained all governmental and or local approvals, authorizations, permits or licenses which are required or necessary for the lawful conduct of its business.

9.4 <u>Professional Liability</u>. In all its processes the Company adopts the highest level of diligence and makes use of the highest known available scientific, technologic and professional standards for the activities carried out pursuant to its corporate purpose. To the actual knowledge of the Majority Holder, the Company has not received written notice of any actions, suits or proceedings pending or threatened against the Company in connection with the services performed by it or which are likely to be started against it. To the actual knowledge of the Majority Holder, there are no liabilities with regard to warranties given in relation to services of the Company supplied to customers prior to the execution of this Agreement.

9.5 <u>Governing Law; Jurisdiction.</u> This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Florida, without giving effect to principles of conflicts of law. Any dispute which may arise under this Agreement, or which is in any way connected with it, shall be decided and settled with exclusive jurisdiction by the State or Federal Court located in Florida.

9.7 <u>Counterparts; Facsimile.</u> This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Delivery of an executed signature page to this Agreement by facsimile transmission shall be effective as delivery of a manually signed counterpart hereof or thereof.

9.8 <u>Titles and Subtitles.</u> The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

9.9 <u>Notices.</u> All notices, requests, claims, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, if such notice is addressed to the party to be notified as follows:

If to Majority Holder and/or the Company:
Kenneth D. Monie
1616 West Avery Street
Pensacola, Florida 32501

With copy to:
Kerry Anne Schultz, Esquire
2777 Gulf Breeze Parkway
Gulf Breeze, Florida 32563

If to Purchaser:

Shaun Passley
Zena Tech, LLC
55 E. Jackson Blvd. Suite 1005
Chicago, IL 60604

9.10 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith, in order to maintain the economic position enjoyed by each party as close as possible to that under the provision rendered unenforceable. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

9.11 Fees and Expenses. Each party will pay its own expenses relating to the proposed transaction, including but not limited to the fees of investment bankers, brokers, attorneys, accountants and other advisors.

9.12 Selling Majority Holder's Consulting. Majority Holder Kenneth D. Monie will stay-on for a one-year period following Closing as an officer of the Company at a total compensation of $90,000.00 plus all benefits and other allowances. Kenneth D. Monie shall be eligible for the following bonuses: (a) $10,000 upon the company reaching $800,000 in revenue within one year after Closing; b) $10,000 when the company reaches $1,000,000 in revenue within one year after Closing; and c) $10,000 when the company reaches $1,200,000 in revenue within one year after Closing. Upon the successful completion of the initial one year after Closing, the parties will mutually agree for the Company to transition into a permanent employee. In the event the parties elect not to continue into a permanent employment arrangement, the Majority Holder's employment shall terminate and such termination shall not relieve the Purchaser from any amounts due pursuant to the Promissory Note, including any right of set off. This provision shall survive the Closing.

9.13 Entire Agreement. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement, and any and all other written or oral agreements existing between the parties are expressly canceled.

9.14 Electronic Signatures. Each party agrees that this Agreement and any other documents to be delivered in connection herewith may be electronically signed, and that any electronic signatures appearing on this Agreement or such other documents are the same as handwritten signatures for the purposes of validity, enforceability, and admissibility.

[Remainder of Page Intentionally Left Blank. Signature Page Follows.]

The parties have executed this Acquisition and Units Purchase Agreement as of the date first written above.

MEMBERS:

NAME: Kenneth D. Monie, Majority Holder

/s/ _Kenneth D. Monie_
Kenneth D. Monie (Jan 22, 2025 13:04 CST)

Address: 915 W Gonzalez st

Pensacola FL, 32501

NAME: Michael W. Austin

/s/ _michael w. austin_

Address: 3950 Pinetop Road, Coden, AL. 36523

...

THE PURCHASER: ZenaTech, Inc.

By: _James Sherman_
James Sherman (Jan 22, 2025 13:00 CST)

James Sherman, President

THE COMPANY:

KJM LAND SURVEYING, LLC

By: _Kenneth D. Monie_
Kenneth D. Monie (Jan 22, 2025 13:04 CST)

Name: Kenneth D. Monie Title: President

EXHIBIT A

MEMBERS

Members	% of Membership Interest Held
Kenneth D. Monie	99.9%
Michael Watts Austin	0.1 %

EXHIBIT B

NOTE

Attached.

EXHIBIT C

PLEDGE

Attached.

EXHIBIT D

ESCROW AGREEMENT

Please see next page for the agreement

SCHULTZ LAW GROUP, P.L.L.C.
ESCROW DEPOSIT AGREEMENT

FILE #:   **25.00017.L**

SELLER: **KENNETH D. MONIE and MICHAEL WATTS AUSTIN**

PURCHASER: **ZENATECH, INC., a Wyoming corporation**

MEMBERSHIP PURCHASE SALE: KJM LAND SURVEYING, LLC

By this agreement we/I instruct and authorize **SCHULTZ LAW GROUP, P.L.L.C.** ("Escrow Agent") to hold in accept the Purchaser's closing funds ("Funds") and disburse the Funds pursuant to the parties' executed Closing Statement under the following terms and conditions:

1. The Purchaser shall wire the funds owed pursuant to the Closing Statement to Escrow Agent. Written disbursement instructions signed by both Sellers must be delivered to Escrow Agent before the Funds held hereunder will be disbursed. Said escrow instructions must clearly state to whom the Funds are to be disbursed and in what amount. Escrow Agent is not responsible for determining the authenticity of the written disbursement instructions.

  a. <u>Dispute/Breach:</u> The Escrow Agent shall be authorized to disburse the Funds upon written unanimous agreement of both Sellers, or, failing such agreement, to interplead the Funds in Court. Escrow Agent may charge a fee or be reimbursed its legal fees and costs if the parties fail to agree on disbursement of the Funds, whether or not litigation is filed.

  b. <u>Costs Reimbursement:</u> The Escrow Agent shall be authorized in the sole and absolute discretion of the Escrow Agent to disburse the Funds or so much of the Funds as are necessary to reimburse the Escrow Agent for administrative and third party costs incurred by the Escrow Agent in holding and/or transferring the Funds, including any costs or fees incurred in any legal action involving a dispute over the Funds, whether or not litigation is filed.

2. Escrow Agent may co-mingle Funds received by it in trust with Funds or others, and may, without limitation, deposit Funds in its custodial or trust accounts with any reputable bank or other financial service entity. It is understood that the Escrow Agent shall be under no obligation to invest the Funds. As evidenced by their signatures herein the parties authorize the Escrow Agent to hold the Funds in trust in any IOTA trust account in accordance with the rules regulating trust accounts established by the Florida Bar.

3. Limitations of Liability: Escrow Agent shall not be liable for any loss or damage resulting from the following:

  a. The financial status or insolvency of any party, or any misrepresentations made by any party.

  b. The legal effect, insufficiency, or undesirability of any instrument deposited with or delivered by or to Escrow Agent or exchanged by the parties hereunder.

  c. The default, error, action or omission of any other party to trust.

  d. Any loss or impairment of Funds that have been deposited in trust while those Funds are in the course of collection, or while those Funds are on deposit in a financial institution, if such loss or impairment results from failure, insolvency or suspension of a financial institution, or any loss or impairment of Funds due to the invalidity of any draft, check, document or other negotiable instrument delivered to the Escrow Agent.

  e. The expiration of any time limit or other consequence of delay, unless a properly executed settlement instruction accepted by Escrow Agent has instructed the Escrow Agent to comply with
    said time limit.

  f. Escrow Agent's compliance with any legal process, subpoena, writ, order, judgement or decree of any court, whether issued with or without jurisdiction and whether or not subsequently vacated, modified, set aside or reversed.

  g. Any language or requirement of the Contract between the parties.

4. Upon completion of the disbursement of the Funds and delivery of instruments, if any, Escrow Agent shall be automatically released and discharged of its trust obligations. Escrow Agent will have no liability under this Escrow Agreement unless a court of competent jurisdiction determines the Escrow Agent's duties to have been performed in bad faith.

5. Any changes to the terms and conditions of this Escrow Agreement shall be made only in writing, and signed by all parties.

6. In the event conflicting demands are made on Escrow Agent, or Escrow Agent in good faith believes that any rights with regard to the Funds are in conflict or are unclear or ambiguous, Escrow Agent may bring an interpleader action in an appropriate court. As evidenced by their signatures herein all parties hereto authorize the Escrow Agent to disburse so much of the Funds as are required to fully reimburse the Escrow Agent for any and all costs, attorney fees, and other expenses incident to the filing of any action in any court for the determination of the rights of the parties to the Funds. As evidenced by their signatures herein all parties hereto other than Escrow Agent, hereby jointly and severally indemnify Escrow Agent from all such attorney's fees, court costs, and expenses. All liability and obligation of the Escrow Agent shall be terminated upon the deposit of the Funds into the Court Registry pursuant to an interpleader or other action.

7. It is understood and agreed that Escrow Agent will disburse only collected Funds which have deposited, finally settled and credited to the Escrow Agent's Trust Account.

8. In the event of a conflict between the terms of this Escrow Agreement and the Contract or any other agreement, the provisions of this Escrow Agreement will control. In the event of litigation between Sellers regarding the escrowed Funds, the prevailing party shall be entitles to an award of attorney fees, costs and expenses.

9. The undersigned as evidenced by their signatures herein acknowledge and agree that they have read and understand the forgoing Escrow Agreement and consent to all terms and conditions herein.

[SIGNATURES FOLLOW ON NEXT PAGE]

PURCHASER:

James Sherman
James Sherman (Jan 22, 2025 13:00 CST)

22/01/2025

ZENATECH, INC.

Date

BY:_JAMES SHERMAN_____

ITS: President

SELLERS:

Kenneth D. Monie
Kenneth D. Monie (Jan 22, 2025 13:04 CST)

22/01/2025

KENNETH D. MONIE

Date

michael w. austin

22/01/2025

MICHAEL WATTS AUSTIN

Date

Kerry Anne Schultz, Esq.
By: Kerry Anne Schultz, Esq. (Jan 22, 2025 13:39 CST)

Signature by agent of Schultz Law Group, P.L.L.C. confirms receipt of the Funds stated above, pursuant to the terms of this Agreement.

Disclosure Schedule

Please see next page

Table of Contents

Disclosure Schedule 2.1
Officers and Directors of the Company

Kenneth Daniel Monie

Mike Austin

Stephen Moorhead (registered agent, zero voting rights)

Disclosure Schedule 2.3 Capitalization Schedule

Kenneth Daniel Monie 99.9% Membership Interest

And

Mike Austin 0.1% Membership Interest

Disclosure Schedule 2.6
Brokers Fees Due

$34,000 due to Pensacola Business Brokers to be paid by Seller

Disclosure Schedule 2.8
Adverse Changes

<u>NONE</u>

Disclosure Schedule
2.9 Liabilities

See blow accounts
payable schedule

Insurance and Utilities	amount	price per day (30)	bil date	due	Billing Cycle
Paid in credit					
Auto insurance	$822.75	$28.00	18th	2/8/25	
republic services	$183.00	$6.10	25th	2/15/25	
cox cable	$230.00	$7.67	19th	2/9/25	
culligan	$20.00	$0.67	30th	2/15/25	
Professional liability	$1,421.95	$47.40	14th	2/8/25	
Paid in arrears					
Florida power and light	$262.54	$8.75	18th	2/6/25	12/17-1/16
ecua	$47.38	$1.58	19th	2/5/25	12/2-1/6
verizon	$1,000.00	$33.33	15th	2/15/25	12/15-1/15
Colonial Life (supplemental insur	approx $700	$140.00 per week	20th	2/12/25	old management to pay 3 weeks
Payroll	$10,169.22			1/22/25	Payroll for week 1/12-1/18
	Total to be paid by prior management: $11,899.22				

operations paid in credit	Amount	Cost per day (30)	Bill date	Next Due Date	Column 1
CPC	$121.00	$4.03	2nd	2/17/25	
Rocky's termite	$55.00	$1.83		2/1/25	
Florida Blue Health Insurance	$3,525.77		1/4/25	1/15/25	* to be paid under new management

Annual Bills paid in credit	amount	next due date	Column 1
Caspio	$2,100.00	2/21/25	
Godaddy	$45.00	11/2025	kjmsurvey.com
godaddy	$185.00	August 2031	kjmsurveying.com
autocad	$7,500.00	4/2026	
autocad	$2,600.00	April 2025	
dropbox	$170.00	12/2025	
HBA	$800.00	3/25	
General Liability	$2,200.00	6/23/25	
Microsoft	$100.00	12/2025	

Disclosure Schedule 2.10
Indebtedness

<u>NONE</u>

Disclosure Schedule 2.13
Real Property

<u>NONE</u>

Disclosure Schedule 2.14
Intellectual Property Rights

No known Intellectual Property right is associated with or owned by the Company

Disclosure Schedule 2.16
Contracts

Plan and billing

Plan   Usage   Payment settings   Invoices

Explore
Yearly plan, annual commitment

$2,322.00 per year
Next payment: 21 February 2025

Change plan

Resources

DataPages/DataParts deployed	20
Data records	500K records
File storage	16 GB
Logs (monthly peak)	10K records
Data transfer (monthly)	Unlimited
Email notifications (monthly)	1,000 emails

Features

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👥 Directories - Basic Package

Resources

Directories	3

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Password policy	✓

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CPC OFFICE TECHNOLOGIES

Pensacola-Fort Walton-Crestview-Panama City
Gulf Shores-Mobile-Montgomery-Birmingham
www.cpctek.com

CONTRACT INVOICE

Invoice Number:	2330411
Invoice Date:	10/2/2024
Account Number:	KL04
Balance Due:	$135.06

Bill To: KJM Land Surveying LLC
1616 W Avery St
Pensacola, FL 32501

Customer: KJM Land Surveying LLC
1616 W Avery St
Pensacola, FL 32501

Account No	Payment Terms	Due Date	Invoice Total	Balance Due
KL04	Net 15	10/17/2024	$135.06	**$135.06**

Invoice Remarks

Contract Number	Contact	Contract Amount	P.O. Number	Start Date	Exp. Date
SYSMO KL04-01		$125.64		10/2/2019	10/1/2025

Contract Remarks

CONTRACT RENEWAL This renewal will be for 12 months. Payment of this invoice renews the contract. If you have questions please call 850-432-1580. Thank you.

Summary:

Contract base rate charge for the 10/2/2024 to 11/1/2024 billing period	$97.36
Contract overage charge for the 7/2/2024 to 10/1/2024 overage period	$13.64 **
CTS Agreement	$14.64
**See overage details below	$125.64

Detail:

Equipment included under this contract

Sharp/MX2640N

Number	Serial Number		Base Adj.	Location
32888	55061199		$0.00	KJM Land Surveying LLC 1616 W Avery St Pensacola, FL 32501

Meter Type	Meter Group	Begin Meter	End Meter		Total	Covered	Billable	Rate	Overage
B\W	B/W Meter	252,399	259,061		6,662	*** See overage details below			
Color	Color Meter	39,571	40,332		761	600	161	0.084700	$13.64
									$13.64

Sharp/MXM266N

Number	Serial Number		Base Adj.	Location
33526	5500710Y		$0.00	KJM Land Surveying LLC 1616 W Avery St Pensacola, FL 32501

Meter Type	Meter Group	Begin Meter	End Meter		Total	Covered	Billable	Rate	Overage
B\W	B/W Meter	166,424	170,558		4,134	*** See overage details below			
									$0.00

CPC OFFICE TECHNOLOGIES

Pensacola-Fort Walton-Crestview-Panama City
Gulf Shores-Mobile-Montgomery-Birmingham
www.cpctek.com

CONTRACT INVOICE

Invoice Number:	2330411
Invoice Date:	10/2/2024
Account Number:	KL04
Balance Due:	$135.06

Bill To: KJM Land Surveying LLC
1616 W Avery St
Pensacola, FL 32501

Customer: KJM Land Surveying LLC
1616 W Avery St
Pensacola, FL 32501

Account No	Payment Terms	Due Date	Invoice Total	Balance Due
KL04	Net 15	10/17/2024	$135.06	**$135.06**
Invoice Remarks				

Overage Details

Meter Group	Total Copies	Covered Copies	Billable	Rate	Total
B/W Meter	10,796	15,000	0	$0.015200	$0.00
				Base Amount:	$0.00
					$0.00

Meter Type	Equip. Number	Serial Number	Begin	End	Copies
B\W	32888	55061199	252,399	259,061	6,662
B\W	33526	5500710Y	166,424	170,558	4,134

Total Grouped Overage Charges:	$0.00
Total Grouped Base Charges:	$0.00
Total Meter Group Charges:	$0.00

Remit to:
CPC Office Technologies
PO Box 12904
Pensacola, FL 32591

Invoice SubTotal	$125.64
Tax:	$9.42
Invoice Total	$135.06
Balance Due:	**$135.06**

Terms are Net 15 days. Late charge of 1.5% may be applied.

910 E. Cervantes St. Pensacola, FL 32501   850-432-1580

Zapata, Hetzel

From: Republic Services <donotreply@republicservices.com>
Sent: Tuesday, December 13, 2022 10:02 PM
To: CSA4959
Subject: 959-19291 12/20/2022 Click To Buy Order Confirmation 1061236
Attachments: ServiceAgreement.pdf

Categories: Hetzel

Thank you for your order.



REPUBLIC SERVICES

Customer Order

Service Details:

Order # 1061236
Ordered Wed Dec 14 03:01:40 UTC 2022
IP Address: 70.188.254.126

Shipments
1061236-1: Republic Services

Infopro Div #: 959
T&Cs Accepted at Wed Dec 14 02:57:24 UTC 2022
Allied Waste Services of North America, LLC

Service Address
Daniel Monie
(850) 438-0202

KJM Land Surveying
1616 W Avery St
Pensacola, FL 32501

Billing Address
Kenneth Monie
(850) 438-0202

KJM Land Surveying
1616 W Avery St
Pensacola, FL 32501

Payment Information
Kenneth D Monie
MASTERCARD ************1709 Exp:10/2024 $277.16

Order Details:

Your service agreement is attached to this message (if applicable). If you did not receive an attachment and you believe it is in error, please contact your local division.

Solid Waste Small Dumpster – 2 Yard
Dimensions: 3'1"L x 6'W x 3'3"H
Quantity: 1

Estimated Container Delivery Date: 12/20/2022
Requested Service Start Date: 12/21/2022

Frequency: Collected 1x per week
Requested days for pickup: M
Service agreement length: 36-Month Service Agreement
Delivery details: Please meet project manager on site for placement
T&Cs / Version: CTB_FL_P_01 / 339841

Summary of Charges & Fees:

Paid Today:

Estimated Future Charges*:

Estimated Monthly Charges

1

Solid Waste Small Dumpster – 2 Yard	$67.00
Includes: Collected 1x per week	
Container Refresh	$9.00
Delivery Fee	$100.00
Commercial Administrative Fee	$5.95
Estimated ERF & FRF	$95.21
Total Paid Today:	**$277.16**

This amount will appear as a credit on your first invoice. Your Total Paid Today is fully refundable if you cancel your order before services commence. For more information please reference your service agreement.

Solid Waste Small Dumpster – 2 Yard	$67.00
Container Refresh	$9.00
Commercial Administrative Fee	$5.95
Estimated ERF & FRF	$42.88
Estimated Monthly Total	**$124.83**

** The Estimated Monthly Charges are merely an estimate of your typical monthly invoice amount and do not include local fees which would be additional charges on your invoice.*
*** You may also be charged a Fuel Recovery Fee (FRF), an Environmental Recovery Fee (ERF) and/or an Administrative Fee. For more information on the FRF, ERF, or Admin Fees, please visit https://www.republicservices.com/customer-support/fee-disclosures, and review the terms of your Customer Service Agreement (below).*
**** Additional taxes may apply to delivery fee.*

SERVICES AGREEMENT

Solid Waste Small Dumpster ? 2 Yard

This Services Agreement is made between Allied Waste Services of North America, LLC, Allied Waste Services of Pensacola, Republic Services of Pensacola (?Company?) and the customer listed on the order form (?Customer?) during the online checkout process (?Online Order?). **By using our website to submit the Online Order and checking the box to agree to this Services Agreement, you are electronically signing and agreeing to transact electronically and to the following Terms and Conditions** (together with the Online Order, the ?Agreement?). If Customer?s Site is located within a franchised service area and the Terms and Conditions in this Agreement conflict with the applicable franchise agreement with respect to the Services covered by such franchise agreement, the terms and conditions in the franchise agreement shall control.

TERM (SCHEDULED AND ON-CALL SERVICES). FOR ALL SCHEDULED AND ON-CALL SERVICES <u>OUTSIDE OF HILLSBOROUGH COUNTY</u>, THE INITIAL TERM OF THIS AGREEMENT SHALL BEGIN ON THE DATE WHEN SERVICE COMMENCES AND CONTINUE FOR 36 MONTHS. UNLESS OTHERWISE SPECIFIED, THIS AGREEMENT SHALL AUTOMATICALLY AND SUCCESSIVELY RENEW FOR 36 MONTH TERMS UNLESS EITHER PARTY GIVES WRITTEN NOTICE OF TERMINATION TO THE OTHER AT LEAST 60 DAYS, BUT NOT MORE THAN 180 DAYS, BEFORE THE END OF THE THEN-CURRENT TERM.

FOR ALL SCHEDULED AND ON-CALL SERVICES <u>WITHIN HILLSBOROUGH COUNTY</u>, THE TERM OF THIS AGREEMENT SHALL BE FOR 36 MONTHS FROM THE EFFECTIVE DATE OF SERVICE. AT THE END OF THE INITIAL TERM, THE CONTRACT MAY BE RENEWED OR EXTENDED ONE TIME FOR A MAXIMUM DURATION OF ONE YEAR, IF THE FRANCHISE COLLECTOR AND THE COMMERCIAL CUSTOMER PROVIDE THEIR WRITTEN CONSENT TO THE EXTENSION. UPON THE EXPIRATION OF THE INTIAL OR RENEWAL TERM (IF ANY), THE CONTRACT SHALL BE EXTENDED AUTOMATICALLY ON A MONTH-TO-MONTH BASIS UNTIL THE COMMERCIAL CUSTOMER NOTIFIES THE FRANCHISE COLLECTOR THAT THE COMMERCIAL CUSTOMER WISHES TO TERMINATE THE CONTRACT. THE MONTH-TO-MONTH CONTRACT MAY BE CANCELLED BY THE COMMERCIAL CUSTOMER AT ANY TIME, WITHOUT PENALTY, AFTER THE COMMERCIAL CUSTOMER PROVIDES THIRTY (30) DAYS? NOTICE TO THE FRANCHISE COLLECTOR.

2

TERM (TEMPORARY SERVICES). UNLESS OTHERWISE AGREED BY THE PARTIES, COMPANY SHALL PROVIDE THE EQUIPMENT TO CUSTOMER FOR A PERIOD OF 0. IF CUSTOMER WANTS TO EXTEND THE TERM, ADD ADDITIONAL PULLS, OR MAKE ANY OTHER SERVICE CHANGES, CUSTOMER MUST CONTACT CUSTOMER SERVICE AT 800-774-7425. FOR ALL TEMPORARY SERVICES, THE TERM SHALL BEGIN ON THE EFFECTIVE DATE AND CONTINUE THROUGH THE FINAL LIFT OF THE TEMPORARY CONTAINER(S).

WASTE DEFINITIONS. ?Waste Material? means all non-hazardous solid waste and Recyclable Material. Waste Material excludes all radioactive, volatile, flammable, corrosive, explosive, regulated medical, infectious, biomedical, biohazardous, pollutants, contaminates, or hazardous waste, toxic substance or material, each as defined by, characterized or listed under Applicable Law (collectively, ?Excluded Waste?). ?Recyclable Material? is material that Company determines can be recycled such as aluminum, used beverage containers, cardboard (free of wax), ferrous metal cans, mixed office paper, newspaper, and plastics containers.

SCOPE OF SERVICES. Customer grants to Company the exclusive right to collect and dispose of and/or recycle all of Customer?s Waste Material on a scheduled and/or temporary basis as set forth in the Online Order (?Services?), and Company agrees to furnish such Services in compliance with all applicable international, federal, state, or local laws or regulations (?Applicable Laws?). Customer represents and warrants that all material to be collected under this Agreement shall be only acceptable Waste Material. Customer agrees not to deposit, or permit the deposit for collection of, any Excluded Waste. Title to and liability for any Excluded Waste shall remain with Customer and shall at no time pass to Company. Company shall acquire title to conforming Waste Materials when they are collected or received by Company.

PAYMENT AND CHARGES. Customer shall pay Company all rates, fees, taxes and other amounts payable under this Agreement for the Services (?Charges?) within 20 days after the date of Company?s invoice. The first payment collected online at the time of checkout is a deposit that will be applied toward Customer?s first month of services. Thereafter, Customer will receive monthly invoices for services, which Customer can pay online by setting up a My Resource account or mail in payments to the address listed on Customer?s invoice. Any invoiced amounts not received by their due date are subject to a late payment fee, and any payment returned for insufficient funds is subject to an insufficient funds fee, both in an amount at Company?s discretion up to the maximum amount allowed by Applicable Law. Customer acknowledges that any late or insufficient funds fees charged by Company are not to be considered a penalty or interest but are a reasonable charge for late or insufficient payments. If indicated in the Online Order, Customer shall pay administrative fees (?ADMIN?), fuel recovery fees (?FRF?) environmental recovery fees (?ERF?) and a recycling processing charge (?RPC?) in the amounts shown on each of Company?s invoices, which fees Company may change from time to time by showing the amount on Customer?s invoice (additional information regarding these fees is available on the ?Understanding Our Fees? page of Company?s website, www.republicservices.com). ADMIN, FRF and ERF are not associated with any explicit cost to service Customer?s account but are designed to help Company recover certain costs and achieve an acceptable operating margin. If applicable, Company may impose additional Charges at its prevailing rates for extra service, extra yards, minimum lift, contamination, service attempts and container delivery, relocation, removal and exchange, and other additional services not listed in the Online Order. If Company becomes concerned about Customer?s creditworthiness and/or Customer makes any late payment, Company may require Customer to pay a deposit in an amount equal to two months? Charges under this Agreement if allowed by Applicable Law. The rates set forth in the Online Order do not include taxes or franchise and/or local fees, which shall be separately itemized on Customer?s invoice where applicable.

SUPPLEMENTAL SERVICES. The following supplemental rates shall apply when a supplemental service is required upon arrival or requested by Customer:

Container Removal. A $219.01 container removal fee will apply for each container removed from Customer?s premises after expiration or termination of this Agreement.

Container Relocation. A $265.00 container relocation fee will apply for each container relocated on Customer?s premises per Customer?s request.

<u>Extra Service or Pickup</u>. A $241.50 extra service/pickup fee per container will apply to any extra service or pickups requested by Customer.

<u>Extra Yards</u>. A $49.50 fee per cubic yard will apply if the driver has to pick up extra, loose yardage.

<u>Container Deodorizing</u>. Any inquiries or requests for container deodorizing should be directed to Customer Service (at the number below); additional fees will apply.

<u>Caster Installment and Repair/Replacement</u>. Any inquiries or requests for castor installment and repair or replacement should be directed to Customer Service (at the number below); additional fees may apply.

<u>Locking Mechanism</u>. Any inquiries or requests for a locking mechanism should be directed to Customer Service (at the below number); additional fees will apply.

ADJUSTMENTS TO CHARGES. Notwithstanding any information contained in the Online Order, Company may, from time to time by notice to Customer (on its invoice), add a surcharge, fee or increase any Charges provided in this Agreement to account for: (a) increased Company costs due to uncontrollable events including, but not limited to, changes in Applicable Laws, imposition of taxes, fees or surcharges, or acts of God such as fires, weather, disease, strikes or terrorism; (b) increased disposal or processing costs; (c) increased transportation costs; (d) costs or fees due to the inclusion of Excluded Waste and/or contamination; (e) decreased value of Recyclable Material or changes in commodity markets; or (f) actual Services or equipment that differ from those listed in the Online Order. Subject to any Comments in the Online Order, Company may, from time to time by notice to Customer (on its invoice), increase any Charges provided in this Agreement to achieve or maintain an acceptable operating margin as determined in Company?s sole discretion. Company may also increase Charges for any other reason with Customer?s consent, which may be evidenced verbally, in writing, or by the parties? actions and practices.

SERVICE CHANGES. The parties may change the type, size or amount of equipment, the type or frequency of Service, and correspondingly the Charges by mutual agreement, which may be evidenced verbally, in writing, by payment of the invoice, or by the parties? actions and practices. In the event there are changes to Services and/or Charges, or Customer changes its Site Location within the area in which Company provides collection and disposal (or processing) Services, the parties agree that this Agreement shall continue in full force and effect as so adjusted. To request any changes to Service, Customer should call Company?s Customer Service at 800-774-7425.

RESPONSIBILITY FOR EQUIPMENT; ACCESS. Any equipment furnished by Company shall remain Company?s property. Customer shall be liable for all loss or damage to such equipment (except for normal wear and tear and for loss or damage resulting from Company?s handling of the equipment). Customer shall use the equipment only for its proper and intended purpose and shall not overload (by weight or volume), move, or alter the equipment. If a Company container is moved from Customer?s Site Location by anyone other than Company, Customer agrees to pay Company $250 per moved container, which amount is a reasonable estimate of the damage Company will incur from the unauthorized moving of its container. After the Initial Term, Company may increase the fee for the unauthorized moving of its container at its discretion. Customer shall provide safe, unobstructed access to the equipment on the scheduled collection day. Company may charge an additional fee for any additional collection Service required by Customer?s failure to provide access. Company shall not be responsible for any damages to Customer?s pavement, curbing, or other driving surfaces resulting from Company providing Service at Customer?s Site Location.

INDEMNIFICATION. COMPANY SHALL INDEMNIFY, DEFEND, AND HOLD HARMLESS CUSTOMER FROM AND AGAINST ANY LOSSES TO THE EXTENT ARISING FROM (A) COMPANY?S BREACH OF THIS AGREEMENT; OR (B) COMPANY?S NEGLIGENCE OR WILLFUL MISCONDUCT. THE OBLIGATIONS SET FORTH IN THIS SECTION SHALL SURVIVE THE EXPIRATION AND/OR TERMINATION OF THIS AGREEMENT. CUSTOMER SHALL INDEMNIFY, DEFEND, AND HOLD HARMLESS TO THE FULLEST EXTENT PERMITTED BY LAW COMPANY, ITS PARENT, AND CORPORATE AFFILIATES FROM AND AGAINST ANY AND ALL CLAIMS, DAMAGES, SUITS, PENALTIES, FINES, REMEDIATION COSTS, AND LIABILITIES (INCLUDING COURT COSTS AND REASONABLE ATTORNEYS? FEES) (COLLECTIVELY, ?<u>LOSSES</u>?) ARISING FROM (A)

CUSTOMER?S BREACH OF THIS AGREEMENT; (B) CUSTOMER?S NEGLIGENCE OR WILLFUL MISCONDUCT; (C) EXCLUDED WASTE CONTAINED IN CUSTOMER?S WASTE MATERIAL; AND (D) CUSTOMER?S USE, OPERATION, OR POSSESSION OF COMPANY?S EQUIPMENT.

SUSPENSION; TERMINATION. If any amount due from Customer is not paid within 60 days after the date of Company?s invoice, Company may, without notice and without terminating this Agreement, suspend collecting and disposing of Waste Material until Customer has paid such amount to Company. If Company suspends Service, Customer shall pay Company a Service interruption fee in an amount determined by Company in its discretion up to the maximum amount allowed by Applicable Law. Either party may terminate this Agreement upon 30 days prior written notice to the other party if the other party breaches a material obligation of the Agreement (including non-payment) and fails to cure such breach within 10 days after receiving written notice of the breach. Company may terminate this Agreement for its convenience upon 30 days prior written notice to Customer. Any notice of termination under this Agreement by Customer shall be made by contacting Customer Service at 800-774-7425. If Customer cancels its order for Services before Services under this Agreement commence, Company will provide a full refund of all amounts paid during the Online Order.

LIQUIDATED DAMAGES. If Customer terminates this Agreement after Services have commenced but before its expiration for any reason other than Company?s breach (or if Company terminates this Agreement due to Customer?s non-payment), Customer shall pay Company an amount equal to the average Charges from Customer?s last 6 invoices multiplied by the lesser of (a) six months or (b) the number of months remaining in the Term. Customer acknowledges that in the event of such a termination, actual damages to Company would be uncertain and difficult to ascertain, such amount is the best, reasonable and objective estimate of the actual damages to Company, such amount does not constitute a penalty, and such amount is reasonable under the circumstances. Any amount payable under this paragraph shall be in addition to amounts already owing under this Agreement.

RIGHT OF FIRST REFUSAL. Customer agrees to notify Company in writing of any offer that Customer receives from any third party relating to the provision of any permanent or temporary collection, disposal or recycling services during any term of this Agreement (?Offer?) and agrees to give Company the right of first refusal and reasonable opportunity to match such Offer prior to acceptance.

COMMUNICATIONS. To ensure timely and accurate receipt of communications, all communications to Company regarding this Agreement and/or the Services must come directly from Customer. Customer acknowledges that Company will not accept any communications from any third parties acting as the Customer?s agent or representative (absent proof of medical necessity as reasonably determined by Company). Any notice related to this Agreement will be deemed effective no less than 60 days from the date Company is contacted by Customer.

DISPUTE RESOLUTION-ARBITRATION; CLASS ACTION WAIVER. (a) Except for Excluded Claims (defined below), Customer and Company agree that any and all existing or future controversy or claim between them arising out of or related to this Agreement, whether based in contract, law or equity or alleging any other legal theory, or arising prior to, in connection with, or after the termination of this Agreement, shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules with a single arbitrator, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. (b) Customer and Company agree that under no circumstances, whether in arbitration or otherwise, may Customer bring any claim against Company, or allow any claim that Customer may have against Company to be asserted, as part of a class action, on a consolidated or representative basis or otherwise aggregated with claims brought by, or on behalf of, any other entity or person, including other customers of Company or its parent or corporate affiliates. (c) The following claims constitute ?Excluded Claims? and are not subject to mandatory binding arbitration: (i) either party?s claims against the other in connection with bodily injury or real property damage; (ii) claims for indemnity pursuant to the Indemnification Section of this Agreement; and (iii) Company?s claims against Customer for collection or payment of Charges, damages (liquidated or otherwise), or any other amounts due or payable to Company by Customer under this Agreement.

MISCELLANEOUS. (a) This Agreement shall be governed by and construed in accordance with the internal laws of the State where the Services are provided, without giving effect to any conflict of law provision. (b) This Agreement represents the entire agreement between the parties and supersedes all prior agreements, whether written or verbal, that may exist between the parties for the same Services. (c) Except for Customer?s obligation to pay amounts due to Company, any failure or delay in performance due to contingencies beyond a party?s reasonable control, including strikes, riots, terrorist acts, compliance with Applicable Laws or governmental orders, fires and acts of God, shall not constitute a breach of this Agreement. (d) Company shall have no confidentiality obligation with respect to any waste or recyclable materials. (e) Company may assign this Agreement without Customer?s consent. This Agreement shall be binding upon and inure solely to the benefit of the parties and their permitted successors and assigns. (f) If any provision of this Agreement is declared invalid or unenforceable, it shall be modified so as to be valid and enforceable but so as most nearly to retain the intent of the Parties. If such modification is not possible, such provision shall be severed from this Agreement. In either case, the validity and enforceability of the remaining provisions of this Agreement shall not in any way be affected thereby. (g) Failure or delay by either party to enforce any provision of this Agreement will not be deemed a waiver of future enforcement of that or any other provision. (h) If any litigation or arbitration is commenced under this Agreement, the successful party shall be entitled to recover, in addition to such other relief as the court may award, its reasonable attorneys? fees, expert witness fees, litigation and arbitration related expenses, and court or other costs incurred in such litigation, arbitration or proceeding.

CONSENT TO TRANSACT ELECTRONICALLY. By electronically signing this Agreement, Customer understands and agrees: (a) to complete this transaction and receive related communications electronically; (b) that this Agreement has the same force and effect as an agreement signed in writing; (c) that Company may provide disclosures required by law or other information regarding its legal rights and duties electronically; (d) that Customer must have, at its own expense, a device that can connect to the internet with a standard internet browser and software that enables it to receive and view PDF format files; (e) that if Customer wants a paper copy of this Agreement or any notice, it may print a copy or download the information for its records; and (f) that Customer may request a paper copy of this Agreement or withdraw its consent to transact electronically by calling customer service. Customer and Company agree that an electronically stored copy of this Agreement constitutes proof of the contents of this Agreement, as though it were an original.

The following Terms and Conditions apply to Customer only if Customer is receiving the applicable Service from Company.

CONTAINER REFRESH. If the Services include Container Refresh, Customer is limited to one (1) exchange of each participating container every 12 months of paid enrollment; any additional exchange is subject to Company?s standard container exchange fee. Customer agrees that during any enrollment year in which Customer receives an exchange under the program, any request by Customer to cancel Container Refresh will not be effective until Customer completes payment for 12 consecutive months of enrollment in the program. The Charge for Container Refresh will be itemized on Customer?s invoice, which Charge may be changed by Company by showing the amount of the new Charge on Customer?s invoice. Company reserves the right to suspend or cancel the Container Refresh program at any time.

RECYCLABLE MATERIAL. If the Services include recycling, Customer shall comply with all Applicable Laws regarding the separation of solid waste from Recyclable Material and not place items in any recycling container that may make the Recyclable Material unsuitable for recycling or decrease the value of the Recyclable Material. Customer agrees that Company in its sole discretion may determine whether any load of Recyclable Material is contaminated and may refuse to collect it or may collect it but charge Customer for any additional costs, fees or surcharges associated with sorting, processing, contamination, transportation, and/or disposal.

ROLL-OFF. Republic may charge rent or a minimum lift charge if a roll-off container is not lifted or hauled at least once per month. The following additional terms shall apply to any roll-off Service: (a) Company will not accept: white goods, tires, drums, paint, solvents, chemicals, or other such materials that would be considered flammable or explosive, or other materials not permitted to be disposed of at the designated disposal facility. (b) If the roll-off is loaded with extremely heavy material, such as block concrete, asphalt, dirt or roofing material, such material must be evenly distributed at the bottom of the roll-off and shall not exceed the weight or volume limit for the container. (c) Customer shall not load materials above the top of the roll-off. (d) Customer shall close and latch the back door of the roll-off before Service. The driver cannot load a roll-off with an open or unlatched back door. (e) If Company is unable to safely haul a roll-off, Customer shall off-load the impermissible overage or type of materials or otherwise improve any conditions necessary to enable safe hauling. Customer will be charged a dry run fee for each attempted trip where hauling does not occur. (f) If Company hauls an overloaded roll-off, Customer shall be responsible for all Service charges based on the actual tonnage hauled, plus any tickets, fines, penalties or damages incurred by Republic due to the overweight container.

ROLL-OFF SUPPLEMENTAL CHARGES. The following supplemental rates shall apply only when a supplemental service is required upon arrival or requested by Customer. If Customer requests supplemental services that are not listed below, Company shall provide Customer with notice of any applicable supplemental charges.

Extended Days. Requests to extend use of the container longer than 0 days must be directed to Customer Service at 800-774-7425. A $0.00 fee will be charged per day the container is kept beyond the number of days set forth above.

Container Relocation. A $265.00 container relocation fee will apply for each container relocated on Customer?s premises per Customer?s request.

Extra Service or Pulls. Requests for extra service/pull must be directed to Customer Service 800-774-7425. Customer will be invoiced the same amount paid for this Online Order for each extra service/pull.

Extra Tonnage. A $0.00 fee per ton will apply to any tonnage over the tonnage included in the base rate.

Dry Run. A dry run occurs when a driver arrives to haul a load but is unable to service due to a reason such as a blocked container or other obstruction. A $0.00 fee will apply per dry run.

EQUIPMENT RENTAL. Rented equipment shall remain at Customer?s Site Location at all times, except when handled by Company. Customer shall not make any changes, alterations, additions, or improvements in or to the equipment or move or relocate the equipment without Company?s prior written consent. Customer shall allow Company and/or its designee to enter the Site to examine or inspect the equipment, perform preventative maintenance and repairs, or for any other purpose permitted by this Agreement. Customer agrees that the installation of the equipment is for the primary benefit of Company to provide Services, and that Company has the right, at any time and at its sole discretion, to substitute the equipment for similar equipment of make and size, or of a make and size that provides for more efficient or economical Service.

MAINTENANCE. Company shall maintain the equipment in good operating condition and make repairs necessitated only by normal wear and tear. Customer shall be responsible for repairs, replacement parts, and labor necessitated by abuse or negligent operation or care of the equipment. Once installed, Customer shall have the care, custody, and control of the equipment. Customer assumes all risks of loss, damage, destruction or interference with the use of, and accepts responsibility for, the equipment and the supervision and operation of the equipment, accessories and contents during the term of this Agreement. Company will not be responsible for installation of utility service necessary to operate the equipment or any utility service charges attributable to the equipment?s operation. If electrical or any other installment requirements are not satisfied prior to delivery of the equipment, Company may charge Customer all costs incurred by Company for its inability to complete the installation of the equipment. Customer shall be responsible for (a) connecting the equipment to the electrical service and any other utility services in conformance with all applicable building and zoning codes and regulations, (b) providing the necessary electrical power to operate the equipment, and (c) all costs of electrical wiring, and/or other utility hook-up and inspection thereof necessary for use of the equipment.

CUSTOMER?S OBLIGATIONS. Customer shall operate the equipment solely for its intended purpose and in strict conformance with this Agreement, the manufacturer?s and Company?s instructions, and shall not allow the equipment to be used by any person other than Customer?s employees without Company?s written consent. Customer shall comply with all reporting and operating requirements related to the operation, maintenance, and management of the equipment as required by Company or as otherwise mandated by Applicable Laws. Any Site-related licenses and permits concerning the equipment shall be obtained and maintained by Customer at Customer?s sole cost and expense. Customer shall take all action necessary to ensure that the equipment is not abused, misused, or otherwise harmed by Customer or its employees, agents, and representatives or any other persons. Customer shall immediately notify Company of any damage to the equipment, or any injuries relating to the use or operation of the equipment. Customer shall keep the equipment free from any and all liens and claims and shall not do or permit any act whereby Company?s title or rights might be encumbered or impaired.

DISCLAIMER OF WARRANTIES; DAMAGES. COMPANY MAKES NO WARRANTIES, EITHER EXPRESS OR IMPLIED, AS TO ANY MATTER WHATSOEVER, INCLUDING, WITHOUT LIMITATION, THE CONDITION OF THE EQUIPMENT, ITS MERCHANTABILITY OR ITS FITNESS FOR ANY PARTICULAR PURPOSE, AND COMPANY HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES THEREFOR. COMPANY EXPRESSLY DISCLAIMS ALL INCIDENTAL, CONSEQUENTIAL, PUNITIVE, OR EXEMPLARY DAMAGES ARISING IN CONNECTION WITH THIS AGREEMENT OR THE EQUIPMENT, INCLUDING, WITHOUT LIMITATION, LOST SALES AND PROFITS AND OTHER BUSINESS INTERRUPTION DAMAGES, EVEN IF COMPANY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES AND WITHOUT REGARD TO THE NATURE OF THE CLAIM OR THE UNDERLYING THEORY OR CAUSE OF ACTION (WHETHER IN CONTRACT, TORT, OR OTHERWISE), AND CUSTOMER HEREBY EXPRESSLY WAIVES AND RELEASES COMPANY FROM AND AGAINST ANY SUCH DAMAGES.

ELECTRONIC MATERIAL AND/OR BULB & BATTERY (UNIVERSAL) RECYCLING SERVICES. Electronic Material Services and/or Bulb & Battery (Universal) Recycling Services are provided only within the continental United States (not available in Alaska or Hawaii). Company or its subcontractor shall collect, transport, or receive via mail, treat, recycle, and/or dispose of Electronic Material and/or Bulbs & Batteries as provided in the Service Details. Customer acknowledges and understands that due to a variety of factors, including without limitation market conditions and processing costs, some or all of the Electronic Material and Bulbs & Batteries may be disposed of in a disposal facility and not recycled. Weights and/or unit counts of all Electronic Material and Bulbs & Batteries shall be determined upon receipt by Company or its subcontractor. All references to ?Company? in this section of the Agreement shall also include Company?s subcontractor(s).

ADDITIONAL DEFINITIONS. The following additional definitions apply to Electronic Material Services and Bulb & Battery Recycling Services only:

?Box Mail-Back Services? means services in which Company delivers boxes or containers designated for the packing and shipping of Electronic Material or Bulbs & Batteries by Customer (hereinafter ?Box?) to the designated processing facility.

?Bulbs & Batteries? means those materials included in the Environmental Protection Agency?s Universal Waste regulations set forth in 40 C.F.R. 273, including bulbs, batteries, TSCA-exempt ballasts and non-PCB ballasts, lamps, and other mercury-containing items and materials.

?Bulb & Battery Recycling Services? includes Box Mail-Back Services as a means to recycle or dispose of Bulbs & Batteries.

?Electronic Material? consists of any High Grade, Low Grade and Video Display Devices that are not excluded by these provisions relating to Electronic Material Services. Electronic Material does not include any solid waste, non-electronic Recyclable Material or Excluded Waste.

?Electronic Material Services? includes Box Mail-Back, Pack-Up and Pick-Up and/or Full Service as a means to recycle or dispose of Electronic Material.

?Excluded Waste? means any material other than Electronic Material or Bulbs & Batteries. Electronic Material and Bulbs & Batteries may not be commingled. If Electronic Material is commingled with Bulbs & Batteries for a Bulb & Battery Recycling Service, the Electronic Material will be treated as Excluded Waste, and vice versa.

?<u>Full Service</u>? means services in which Company provides all necessary containers, packaging, removal, loading and shipping of the Electronic Material to the designated processing facility.

?<u>High Grade</u>? means electronic items that contain gold, silver and/or large circuit boards including, but not limited to, computers, switching equipment, telephones (cellular, cordless, wireless), and telephone carrier switching equipment.

?<u>Low Grade</u>? means electronic items that consist mostly of plastic and metal including, but not limited to, printers, keyboards/mice, countertop appliances with cords, media storage devices, and video games and accessories.

?<u>Pack Up & Pick Up Services</u>? means services in which pre-packaged or palletized Electronic Material are collected by Company from a Site Location and transported directly to the designated processing facility.

?<u>Video Display Device</u>? means computer terminal, oscilloscope, TV (CRT, LCD, plasma, rear projection), IT equipment, E-waste containing glass, monitor (CRT, LCD, plasma), and tablets.

BOX MAIL-BACK SERVICES. In connection with Box Mail-Back Services, the following additional terms shall apply:

Pre-Payment; No Refunds. With respect to Electronic Material, payment for Box Mail-Back Services is made in advance and if Customer returns an unused Box, Customer will receive a refund of up to 50% of the purchase price. If Customer subsequently requests a Box for Electronic Material, Customer will be responsible for full pre-payment. With respect to Bulbs & Batteries, payment for Box Mail-Back Services is made in advance and will not be refunded after a Box has been shipped to Customer. If Customer returns an unused Box, Customer will be responsible for its shipping cost to return the Box plus a restocking fee, which is $14 for a lamp box and $12 for a battery/ballast box (restocking fees for other types of Boxes may vary). If Customer subsequently decides they require a Box, Customer will be responsible for the cost of re-shipping the Box.

Expiration of Boxes. Each Box must be received by Company or its subcontractor by the expiration date printed on the prepaid return shipping label, which is typically twelve (12) months (the ?<u>Expiration Date</u>?). If Customer ships a Box (for Electronic Material only) after its original Expiration Date or requests up to a one-year extension of the Expiration Date, Customer shall pay Company an additional fee in the amount of 50% of the original Box purchase price. Company has no obligation after the Expiration Date (original or extended, if applicable) to process materials sent in for recycling and may return such materials to Customer at Customer?s expense.

Safe Packaging Obligation. Customer is responsible for complying with all packaging (including safely packaging contents), sealing, and shipping instructions included with each Box.

Electronic Material Specifications. With respect to Electronic Material Box Mail-Back Services, Company reserves the right to bill additional amounts for any of the following: (i) any Box exceeding its specified maximum weight in the amount of up to $0.83 per pound; (ii) shipping materials in the wrong Box or mixing materials in a Box; (iii) shipping materials that require additional labor for unpacking or disassembly up to $0.37 per pound; (iv) processing electronics containing wood up to $0.23 per pound; (v) additional shipping charges beyond the amounts prepaid for any prepaid label; and/or (vi) return shipping charges for any Excluded Waste or Boxes received with expired labels.

Bulbs & Batteries Specifications. With respect to Bulb & Battery Recycling Box Mail-Back Services, Company reserves the right to bill additional amounts for any of the following: (i) any Box exceeding its specified maximum weight up to $1.50 per pound; (ii) shipping materials in the wrong Box or mixing materials in a Box; (iii) shipping materials that require additional labor for unpacking or disassembly; (iv) additional shipping charges beyond the amounts prepaid for any prepaid label; and/or (v) return shipping charges for any Excluded Waste or boxes with expired labels received by Company.

Automatic Reordering. For automatic reordering of Box Mail-Back Services, the following provisions will apply:

Upon receipt of a Box from Customer, Company will automatically send Customer a Box identical to the one returned by Customer. Any Box must be used by Customer within twelve (12) months of receipt or an additional charge may apply.

Company may increase rates to cover increases in shipping, recycling, refurbishment, reuse, and/or disposal rates upon notice to Customer.

Customer shall have 30 days following the expiration or termination of the Electronic Material Services or Bulb & Battery Recycling Services, as applicable, to use and return all of the Boxes in Customer?s possession. Company reserves the right to bill Customer for any Boxes not received by Company within 30 days following the expiration or termination of the Electronic Material Services or Bulb & Battery Recycling Services, as applicable.

PACK-UP & PICK UP SERVICES. In connection with Pack Up & Pick Up Services, the following additional terms shall apply:

Safe Packaging Obligation. Customer is responsible for complying with all safety, packaging, sealing, and loading/palletizing instructions (including removing materials from their original packaging and/or not individually wrapping all materials) included with each order, and shall ensure such is completed prior to the scheduled pickup date.

Electronic Material Specifications. With respect to Electronic Material Pack-Up and Pick-Up Services, Customer shall ensure that Electronic Material is sorted into the following categories: (1) Video Display Devices; (2) High Grade; (3) Low Grade. A full list of Video Display Devices, High Grade and Low Grade Electronic Material is available upon request. If the Electronic Material is not properly sorted, Customer shall pay Company a sorting charge of up to $0.22 per pound. If Electronic Material are not removed from their original packaging, an additional unpacking fee in the amount of up to $0.37 per pound will apply. If Electronic Material are not properly loaded and palletized, an additional unsafe load conditions fee in the amount of up to $0.37 per pound will apply.

FULL SERVICE. There is a minimum charge for Full Service. For loads of Electronic Material up to 466 pounds, the minimum charge for Full Service will be $660. For loads of Electronic Material over 466 pounds, the charge for Full Service will the weight of the load multiplied by the per pound charge quoted in the Service Details.

Subscriptions Paid in credit	Amount	Per day	Column 1	Due date
adobe	$19.99	$0.67	Subscription	2/2/25
adobe	$19.99	$0.67	Subscription	2/7/25
wix	$34.00	$1.13	Subscription	2/9/25
eversign	$9.99	$0.33	Subscription	2/2/25
Linxup	$105.00	$3.50	Subscription	2/4/25
Gmail suite	$64.00	$2.13	Subscription	2/1/25
gmail storage	$54.00	$1.80	Subscription	2/1/25

Disclosure Schedule 2.17 Insurance
Policies

General Liability Insurance
Professional Liability Insurance
Auto Insurance



FACE PAGE

This page is the face of the policy referenced by number below and is a part of the policy.

Insured's Name: KJM Land Surveying LLC

Policy Number: 3AA797656   Policy Dates: From: 6/23/2024 To: 6/23/2025

Surplus Lines Agent's Name:	Marcia Whisman
Surplus Lines Agent's Address:	120 E. Palmetto Park Road, Suite 300
	Boca Raton, FL 33432
Surplus Lines Agent's License:	# P134922
Producing Agent's Name:	Jennifer Baird
Producing Agent's Physical Address:	19 West Garden StreetSuite 300
	Pensacola, FL 32502

"THIS INSURANCE IS ISSUED PURSUANT TO THE FLORIDA SURPLUS LINES LAW. PERSONS INSURED BY SURPLUS LINES CARRIERS DO NOT HAVE THE PROTECTION OF THE FLORIDA INSURANCE GUARANTY ACT TO THE EXTENT OF ANY RIGHT OF RECOVERY FOR THE OBLIGATION OF AN INSOLVENT UNLICENSED INSURER."

"SURPLUS LINES INSURERS' POLICY RATES AND FORMS ARE NOT APPROVED BY ANY FLORIDA REGULATORY AGENCY."

Policy Premium:	$2,021.00	Policy Fee:	$100.00
Inspection Fee:		Service Fee:	$1.27
Tax:	$104.78	Citizen's Assessment:	
EMPA Surcharge:		FHCF Assessment:	

Surplus Lines Agent's Countersignature: _Marcia W_____

If this policy is a surplus lines, personal lines residential property policy then the following shall apply:

"THIS POLICY CONTAINS A CO-PAY PROVISION THAT MAY RESULT IN HIGH OUT-OF-POCKET EXPENSES TO YOU."

If this policy is a surplus lines, personal lines residential property policy which includes the peril of windstorm then the following shall apply:

"THIS POLICY CONTAINS A SEPARATE DEDUCTIBLE FOR HURRICANE OR WIND LOSSES, WHICH MAY RESULT IN HIGH OUT-OF-POCKET EXPENSES TO YOU."



A STOCK COMPANY

MARKEL®

EVANSTON INSURANCE COMPANY

10275 West Higgins Road, Suite 750
Rosemont, IL 60018

INSURANCE POLICY

Coverage afforded by this policy is provided by the Company (Insurer) and named in the Declarations.

In **Witness Whereof**, the company (insurer) has caused this policy to be executed and attested and countersigned by a duly authorized representative of the company (insurer) identified in the Declarations.

Kathleen Anne Sturgeon

Secretary

President



Evanston Insurance Company

PRIVACY NOTICE

U. S. Consumer Privacy Notice   Rev. 1/1/2020

FACTS	WHAT DOES MARKEL GROUP OF COMPANIES REFERENCED BELOW (INDIVIDUALLY OR COLLECTIVELY REFERRED TO AS "WE", "US", OR "OUR") DO WITH YOUR PERSONAL INFORMATION?
Why?	In the course of Our business relationship with you, We collect information about you that is necessary to provide you with Our products and services. We treat this information as confidential and recognize the importance of protecting it. Federal and state law gives you the right to limit some but not all sharing of your personal information. Federal and state law also requires Us to tell you how We collect, share, and protect your personal information. Please read this notice carefully to understand what We do.
What?	The types of personal information We collect and share depend on the product or service you have with Us. This information can include: • your name, mailing and email address(es), telephone number, date of birth, gender, marital or family status, identification numbers issued by government bodies or agencies (i.e.: Social Security number or FEIN, driver's license or other license number), employment, education, occupation, or assets and income from applications and other forms from you, your employer and others; • your policy coverage, claims, premiums, and payment history from your dealings with Us, Our Affiliates, or others; • your financial history from other insurance companies, financial organizations, or consumer reporting agencies, including but not limited to payment card numbers, bank account or other financial account numbers and account details, credit history and credit scores, assets and income and other financial information, or your medical history and records. Personal information does not include: • publicly-available information from government records; • de-identified or aggregated consumer information. When you are no longer Our customer, We continue to share your information as described in this Notice as required by law.
How?	All insurance companies need to share customers' personal information to run their everyday business. In the section below, We list the reasons financial companies can share their customers' personal information; the reasons We choose to share; and whether you can limit this sharing. We restrict access to your personal information to those individuals, such as Our employees and agents, who provide you with insurance products and services. We may disclose your personal information to Our Affiliates and Nonaffiliates (1) to process your transaction with Us, for instance, to determine eligibility for coverage, to process claims, or to prevent fraud, or (2) with your written authorization, or (3) otherwise as permitted by law. We do not disclose any of your personal information, as Our customer or former customer, except as described in this Notice.

Reasons We can share your personal information	Do We share?	Can you limit this sharing?
For Our everyday business purposes and as required by law – such as to process your transactions, maintain your account(s), respond to court orders and legal/regulatory investigations, to prevent fraud, or report to credit bureaus	Yes	No
For Our marketing purposes – to offer Our products and services to you	Yes	No
For Joint Marketing with other financial companies	Yes	No
For Our Affiliates' everyday business purposes – information about your transactions and experiences	Yes	No
For Our Affiliates' everyday business purposes – information about your creditworthiness	No	We don't share
For Our Affiliates to market you	No	We don't share
For Nonaffiliates to market you	No	We don't share
Questions? Call (888) 560-4671 or email privacy@markel.com		

Who We are	
Who is providing this Notice?	A list of Our companies is located at the end of this Notice.

What We do	
How do We protect your personal information?	We maintain reasonable physical, electronic, and procedural safeguards to protect your personal information and to comply with applicable regulatory standards. For more information, visit www.markel.com/privacy-policy.
How do We collect your personal information?	We collect your personal information, for example, when you • complete an application or other form for insurance • perform transactions with Us, Our Affiliates, or others • file an insurance claim or provide account information • use your credit or debit card We also collect your personal information from others, such as consumer reporting agencies that provide Us with information such as credit information, driving records, and claim histories.
Why can't you limit all sharing of your personal information?	Federal law gives you the right to limit only • sharing for Affiliates' everyday business purposes – information about your creditworthiness • Affiliates from using your information to market to you • sharing for Nonaffiliates to market to you State laws and individual companies may give you additional rights to limit sharing. See the Other Important Information section of this Notice for more on your rights under state law.

Definitions	
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. • Our Affiliates include member companies of Markel Group.
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. • Nonaffiliates that We can share with can include financial services companies such as insurance agencies or brokers, claims adjusters, reinsurers, and auditors, state insurance officials, law enforcement, and others as permitted by law.
Joint Marketing	A formal agreement between Nonaffiliated companies that together market financial products or services to you. • Our Joint Marketing providers can include entities providing a service or product that could allow Us to provide a broader selection of insurance products to you.

Other Important Information
For Residents of AZ, CT, GA, IL, ME, MA, MN, MT, NV, NJ, NC, OH, OR, and VA: Under state law, under certain circumstances you have the right to access and request correction, amendment or deletion of personal information that We have collected from or about you. To do so, contact your agent, visit www.markel.com/privacy-policy, call (888) 560-4671, or write to Markel Corporation Privacy Office, 4521 Highwoods Parkway, Glen Allen, VA 23060. We may charge a reasonable fee to cover the costs of providing this information. We will let you know what actions We take. If you do not agree with Our actions, you may send Us a statement.
For Residents of CA: You have the right to review, make corrections, or delete your recorded personal information contained in Our files. To do so, contact your agent, visit www.markel.com/privacy-policy, call (888) 560-4671, or write to Markel Corporation Privacy Office, 4521 Highwoods Parkway, Glen Allen, VA 23060. We do not and will not sell your personal information. For the categories of personal information We have collected from consumers within the last 12 months, please visit: www.markel.com/privacy-policy.
For Residents of MA and ME: You may ask, in writing, for specific reason, for an adverse underwriting decision.
Markel Group of Companies Providing This Notice: City National Insurance Company, Essentia Insurance Company, Evanston Insurance Company, FirstComp Insurance Company, Independent Specialty Insurance Company, National Specialty Insurance Company, Markel Bermuda Limited, Markel American Insurance Company, Markel Global Reinsurance Company, Markel Insurance Company, Markel International Insurance Company Limited, Markel Service, Incorporated, Markel West, Inc. (d/b/a in CA as Markel West Insurance Services), Pinnacle National Insurance Company, State National Insurance Company, Inc., Superior Specialty Insurance Company, SureTec Agency Services, Inc. (d/b/a in CA as SureTec Agency Insurance Services), SureTec Indemnity Company, SureTec Insurance Company, United Specialty Insurance Company, Inc.



HOW TO REPORT A CLAIM

How to report a new claim:

> **Email:** newclaims@markel.com
> **FAX:** (855) 662-7535 (855) 6MARKEL
> ***Phone:** (800) 362-7535 (800) 3MARKEL
> **Mail:** P.O. Box 2009, Glen Allen, VA 23058-2009

Please complete the appropriate ACORD form in detail and include the name and phone number of the contact person at the location of the reported incident. If possible, please attach a copy of the facility incident report. When reporting an auto claim, please identify the unit # on the schedule along with the VIN#. If the loss/claim involves a building or damage to property, please provide the physical address of the property.

*Please refer to your specific policy language for new claim reporting requirements. Some policies require you to report all claims in writing only.

How to send Supplemental Information / Questions on an existing claim:

> **Email:** markelclaims@markel.com
> **FAX:** (855) 662-7535 (855) 6MARKEL
> **Phone:** (800) 362-7535 (800) 3MARKEL
> **Mail:** P.O. Box 2009, Glen Allen, VA 23058-2009

If you have questions about a claim, please call 1-800-362-7535.

Inquiries may also be faxed to 1-855-662-7535.



EVANSTON INSURANCE COMPANY

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – https://www.treasury.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.



EVANSTON INSURANCE COMPANY

State Transaction Code:

COMMON POLICY DECLARATIONS

POLICY NUMBER: 3AA797656   **RENEWAL OF POLICY:** NEW

Named Insured and Mailing Address (No., Street, Town or City, County, State, Zip Code)

KJM LAND SURVEYING LLC

1616 W AVERY STREET

PENSACOLA, FL 32501

Policy Period: From 06/23/2024 to 06/23/2025 at 12:01 A.M. Standard Time at your mailing address shown above.

BUSINESS DESCRIPTION: Surveyors - Land - not engages in actual construction

FORM OF BUSINESS				
☐ Individual	☐ Partnership	☐ Joint Venture	☐ Trust	☐ Corporation
☒ Limited Liability Company	☐ Other Organization:			
Audit Period: Annual unless otherwise stated:		FTZ Code:		

IN RETURN FOR THE PAYMENT OF THE PREMIUM, AND SUBJECT TO ALL THE TERMS OF THIS POLICY, WE AGREE WITH YOU TO PROVIDE THE INSURANCE AS STATED IN THIS POLICY.

THIS POLICY CONSISTS OF THE FOLLOWING COVERAGE PART(S), BUT ONLY FOR WHICH A PREMIUM IS INDICATED. THIS PREMIUM MAY BE SUBJECT TO ADJUSTMENT.		
Commercial Property Coverage Part	$	Not Covered
Commercial General Liability Coverage Part	$	2,021.00
Commercial Inland Marine Coverage Part	$	Not Covered
Commercial Ocean Marine Coverage Part	$	Not Covered
Commercial Professional Liability Coverage Part	$	Not Covered
Commercial Automobile Liability Coverage Part	$	Not Covered
Liquor Liability Coverage Part	$	Not Covered
Crime Coverage Part	$	Not Covered
Other Coverages: Terrorism - Certified Acts	$	Excluded
	$	
Premium Total	$	2,021.00
Other Charges: Taxes and Fees - See MDIL 1002	$	206.05
	$	
	$	
GRAND TOTAL	$	2,227.05

Producer Number, Name and Mailing Address

NO FLAT CANCELLATIONS

216100
CRC Binding- Bayport
3000 Bayport Drive Suite 150
Tampa, FL 33607

State Surplus Lines License # P134922

Inspection Ordered: Yes ☒ No ☐

Program Code:

Endorsements

Forms and Endorsements applying to this Coverage Part and made part of this policy at time of issue:

SEE FORMS SCHEDULE - MDIL 1001

These declarations, together with the Common Policy Conditions and Coverage Form(s) and any Endorsement(s), complete the above numbered policy.

Countersigned: 07/01/2024
               Date

BY:



MARKEL®

EVANSTON INSURANCE COMPANY

SCHEDULE OF TAXES, SURCHARGES OR FEES

State	Description	Amount	
FL	Policy fee	$	100.00
FL	Florida Tax	$	104.78
FL	FSLSO Fee	$	1.27
		$	
		$	
		$	
		$	
		$	
		$	
		$	
		$	
		$	
		$	
		$	
		$	
		$	
TOTAL		$	206.05



EVANSTON INSURANCE COMPANY

FORMS SCHEDULE

<u>FORM NUMBER</u>	<u>FORM NAME</u>

COMMON

MJIL 1000 08 10	Policy Jacket (Evanston)
MPIL 1007 01 20	Privacy Notice
MPIL 1041 02 20	How To Report A Claim
MPIL 1083 04 15	U.S. Treasury Department's Office Of Foreign Assets Control (OFAC) Advisory Notice To Policyholders
MDIL 1000 08 11	Common Policy Declaration
MDIL 1002 01 10	Schedule of Taxes, Surcharges Or Fees
MDIL 1001 08 11	Forms Schedule
IL 00 17 11 98	Common Policy Conditions
IL 00 21 09 08	Nuclear Energy Liability Exclusion Endorsement
MEIL 1200 03 23	Service Of Suit
MEIL 1225 10 11	Change - Civil Union
MIL 1214 09 17	Trade Or Economic Sanctions

GENERAL LIABILITY

MDGL 1008 08 11	Commercial General Liability Coverage Part Declarations
CG 00 01 04 13	Commercial General Liability Coverage Form
CG 02 20 03 12	Florida Changes - Cancellation and Nonrenewal
CG 20 01 04 13	Primary And Noncontributory - Other Insurance Condition
CG 20 33 12 19	Additional Insured - Owners, Lessees or Contractors - Automatic Status When Required In a Written Construction Agreement With You
CG 20 39 12 19	Additional Insured - Owners, Lessees Or Contractors - Automatic Status When Required In A Written Construction Agreement With You
CG 21 36 03 05	New Entities Exclusion
CG 21 44 04 17	Limitation of Coverage to Designated Premises, Project or Operation
CG 21 47 12 07	Employment - Related Practices Exclusion
CG 21 49 09 99	Total Pollution Exclusion Endorsement
CG 21 73 01 15	Exclusion Of Certified Acts Of Terrorism
CG 21 86 12 04	Exclusion-Exterior Insulation and Finish Systems
CG 22 43 04 13	Exclusion – Engineers, Architects or Surveyors Professional Liability
CG 22 94 10 01	Exclusion - Damage To Work Performed By Subcontractors On Your Behalf
CG 24 26 04 13	Amendment Of Insured Contract Definition
CG 24 53 12 19	Waiver of Transfer of Rights of Recovery Against Others to Us (Waiver of Subrogation) - Automatic
MEGL 0001 08 20	Combination General Endorsement
MEGL 0008 04 20	Exclusion - Continuous or Progressive Injury or Damage
MEGL 0030 05 17	Limitation Of Coverage To Specified Covered Operations
MEGL 0103 07 18	Limitation - Contractor Or Subcontractor Management
MEGL 0263 03 14	Requirement To Maintain Policy In Full Force
MEGL 0313 02 17	Construction Project(s) - General Aggregate Limit

MEGL 1331 05 19	Exclusion - Operations Covered by a Consolidated (Wrap-Up) Insurance Program
MEGL 1628 09 21	New Residential Construction Limitation
MEGL 1637 10 19	Exclusion - Employer's Liability And Bodily Injury To Contractors, Subcontractors, Or Independent Contractors
MEGL 2322 05 21	Exclusion - Communicable Disease
MEGL 2390 09 21	Exclusion – Work Performed For Common Interest Dwelling Association
MEIL 1341 12 22	Notice of Cancellation to Third Party Persons or Organizations
MGL 1319 01 16	Exclusion - Unmanned Aircraft
MGL 1356 10 20	Exclusion - Cyber Incident, Data Compromise, And Violation Of Statutes Related To Personal Data

COMMON POLICY CONDITIONS

All Coverage Parts included in this policy are subject to the following conditions.

A. Cancellation

1. The first Named Insured shown in the Declarations may cancel this policy by mailing or delivering to us advance written notice of cancellation.

2. We may cancel this policy by mailing or delivering to the first Named Insured written notice of cancellation at least:

   a. 10 days before the effective date of cancellation if we cancel for nonpayment of premium; or

   b. 30 days before the effective date of cancellation if we cancel for any other reason.

3. We will mail or deliver our notice to the first Named Insured's last mailing address known to us.

4. Notice of cancellation will state the effective date of cancellation. The policy period will end on that date.

5. If this policy is cancelled, we will send the first Named Insured any premium refund due. If we cancel, the refund will be pro rata. If the first Named Insured cancels, the refund may be less than pro rata. The cancellation will be effective even if we have not made or offered a refund.

6. If notice is mailed, proof of mailing will be sufficient proof of notice.

B. Changes

This policy contains all the agreements between you and us concerning the insurance afforded. The first Named Insured shown in the Declarations is authorized to make changes in the terms of this policy with our consent. This policy's terms can be amended or waived only by endorsement issued by us and made a part of this policy.

C. Examination Of Your Books And Records

We may examine and audit your books and records as they relate to this policy at any time during the policy period and up to three years afterward.

D. Inspections And Surveys

1. We have the right to:

   a. Make inspections and surveys at any time;

   b. Give you reports on the conditions we find; and

   c. Recommend changes.

2. We are not obligated to make any inspections, surveys, reports or recommendations and any such actions we do undertake relate only to insurability and the premiums to be charged. We do not make safety inspections. We do not undertake to perform the duty of any person or organization to provide for the health or safety of workers or the public. And we do not warrant that conditions:

   a. Are safe or healthful; or

   b. Comply with laws, regulations, codes or standards.

3. Paragraphs 1. and 2. of this condition apply not only to us, but also to any rating, advisory, rate service or similar organization which makes insurance inspections, surveys, reports or recommendations.

4. Paragraph 2. of this condition does not apply to any inspections, surveys, reports or recommendations we may make relative to certification, under state or municipal statutes, ordinances or regulations, of boilers, pressure vessels or elevators.

E. Premiums

The first Named Insured shown in the Declarations:

1. Is responsible for the payment of all premiums; and

2. Will be the payee for any return premiums we pay.

F. Transfer Of Your Rights And Duties Under This Policy

Your rights and duties under this policy may not be transferred without our written consent except in the case of death of an individual named insured.

If you die, your rights and duties will be transferred to your legal representative but only while acting within the scope of duties as your legal representative. Until your legal representative is appointed, anyone having proper temporary custody of your property will have your rights and duties but only with respect to that property.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NUCLEAR ENERGY LIABILITY EXCLUSION ENDORSEMENT
(Broad Form)

This endorsement modifies insurance provided under the following:

COMMERCIAL AUTOMOBILE COVERAGE PART
COMMERCIAL GENERAL LIABILITY COVERAGE PART
FARM COVERAGE PART
LIQUOR LIABILITY COVERAGE PART
MEDICAL PROFESSIONAL LIABILITY COVERAGE PART
OWNERS AND CONTRACTORS PROTECTIVE LIABILITY COVERAGE PART
POLLUTION LIABILITY COVERAGE PART
PRODUCTS/COMPLETED OPERATIONS LIABILITY COVERAGE PART
RAILROAD PROTECTIVE LIABILITY COVERAGE PART
UNDERGROUND STORAGE TANK POLICY

1. The insurance does not apply:

   A. Under any Liability Coverage, to "bodily injury" or "property damage":

      (1) With respect to which an "insured" under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters, Nuclear Insurance Association of Canada or any of their successors, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

      (2) Resulting from the "hazardous properties" of "nuclear material" and with respect to which (a) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (b) the "insured" is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

   B. Under any Medical Payments coverage, to expenses incurred with respect to "bodily injury" resulting from the "hazardous properties" of "nuclear material" and arising out of the operation of a "nuclear facility" by any person or organization.

   C. Under any Liability Coverage, to "bodily injury" or "property damage" resulting from "hazardous properties" of "nuclear material", if:

      (1) The "nuclear material" (a) is at any "nuclear facility" owned by, or operated by or on behalf of, an "insured" or (b) has been discharged or dispersed therefrom;

      (2) The "nuclear material" is contained in "spent fuel" or "waste" at any time possessed, handled, used, processed, stored, transported or disposed of, by or on behalf of an "insured"; or

      (3) The "bodily injury" or "property damage" arises out of the furnishing by an "insured" of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any "nuclear facility", but if such facility is located within the United States of America, its territories or possessions or Canada, this exclusion (3) applies only to "property damage" to such "nuclear facility" and any property thereat.

2. As used in this endorsement:

   "Hazardous properties" includes radioactive, toxic or explosive properties.

   "Nuclear material" means "source material", "special nuclear material" or "by-product material".

"Source material", "special nuclear material", and "by-product material" have the meanings given them in the Atomic Energy Act of 1954 or in any law amendatory thereof.

"Spent fuel" means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a "nuclear reactor".

"Waste" means any waste material **(a)** containing "by-product material" other than the tailings or wastes produced by the extraction or concentration of uranium or thorium from any ore processed primarily for its "source material" content, and **(b)** resulting from the operation by any person or organization of any "nuclear facility" included under the first two paragraphs of the definition of "nuclear facility".

"Nuclear facility" means:

(a) Any "nuclear reactor";

(b) Any equipment or device designed or used for **(1)** separating the isotopes of uranium or plutonium, **(2)** processing or utilizing "spent fuel", or **(3)** handling, processing or packaging "waste";

(c) Any equipment or device used for the processing, fabricating or alloying of "special nuclear material" if at any time the total amount of such material in the custody of the "insured" at the premises where such equipment or device is located consists of or contains more than 25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235;

(d) Any structure, basin, excavation, premises or place prepared or used for the storage or disposal of "waste";

and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations.

"Nuclear reactor" means any apparatus designed or used to sustain nuclear fission in a self-supporting chain reaction or to contain a critical mass of fissionable material.

"Property damage" includes all forms of radioactive contamination of property.

 IL 00 21 09 08 ☐



EVANSTON INSURANCE COMPANY

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

SERVICE OF SUIT

Except with respect to any policy issued in any state in which the insurer is licensed as an admitted insurer to transact business, it is agreed that in the event of the failure of the insurer to pay any amount claimed to be due hereunder, the insurer, at the request of the named insured, will submit to the jurisdiction of a court of competent jurisdiction within the United States and will comply with all requirements necessary to give such court jurisdiction and all matters arising hereunder shall be determined in accordance with the law and practice of such court. Nothing in this clause constitutes or should be understood to constitute a waiver of the insurer's rights to commence an action in any court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another court as permitted by the laws of the United States or of any state in the United States. It is further agreed that service of process in such suit may be made upon Secretary, Legal Department, Markel Service, Incorporated, 10275 West Higgins Road, Suite 750, Rosemont, Illinois 60018, and that in any suit instituted against the insurer upon this policy, the insurer will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

Further, pursuant to any statute of any state, territory, or district of the United States which makes provision therefor, the insurer hereby designates the Superintendent, Commissioner, or Director of Insurance or other official specified for that purpose in the statute, or his/her successor or successors in office, as its true and lawful attorney upon whom may be served any lawful process in any action, suit, or proceeding instituted by or on behalf of the named insured or any beneficiary hereunder arising out of this policy, and hereby appoints the above-named as the person to whom the said statutory designee is authorized to mail such process or a true copy thereof.



EVANSTON INSURANCE COMPANY

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

CHANGES – CIVIL UNION

All references to "spouse" or "family member" in any Coverage Part or policy form made part of this insurance shall include a party to a civil union or domestic partnership law recognized under any applicable statute.

All other terms and conditions remain unchanged.



EVANSTON INSURANCE COMPANY

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TRADE OR ECONOMIC SANCTIONS

The following is added to this policy:

Trade Or Economic Sanctions

This insurance does not provide any coverage, and we (the Company) shall not make payment of any claim or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such claim or provision of such benefit would expose us (the Company) to a violation of any applicable trade or economic sanctions, laws or regulations, including but not limited to, those administered and enforced by the United States Treasury Department's Office of Foreign Assets Control (OFAC).

All other terms and conditions remain unchanged.



EVANSTON INSURANCE COMPANY

COMMERCIAL GENERAL LIABILITY COVERAGE PART DECLARATIONS

POLICY NUMBER: 3AA797656   ☐ "X" If Supplemental Declarations Is Attached

RETROACTIVE DATE	
THIS INSURANCE DOES NOT APPLY TO "BODILY INJURY", "PROPERTY DAMAGE" OR "PERSONAL AND ADVERTISING INJURY" WHICH OCCURS BEFORE THE RETROACTIVE DATE, IF ANY, SHOWN BELOW.	
RETROACTIVE DATE:	None
	(ENTER DATE OR "NONE" IF NO RETROACTIVE DATE APPLIES)

LIMITS OF INSURANCE		
General Aggregate Limit (other than Products/Completed Operations)	$ 2,000,000	
Products/Completed Operations Aggregate Limit	$ 2,000,000	
Personal and Advertising Injury Limit	$ 1,000,000	Any One Person or Organization
Each Occurrence Limit	$ 1,000,000	
Damage to Premises Rented to You Limit	$ 100,000	Any One Premises
Medical Expense Limit	$ 5,000	Any One Person

ALL PREMISES YOU OWN, RENT OR OCCUPY	
Loc. No.	ADDRESS OF ALL PREMISES YOU OWN, RENT OR OCCUPY
1	1616 W AVERY STREET, PENSACOLA, FL, 32501

CLASSIFICATION AND PREMIUM

Loc. No	Code No. Classification	Rating Basis	Premium Basis	Other Basis	Rate Pr/Co	Rate All Other	Advance Premium Pr/Co	Advance Premium All Other
1	99471 Surveyors - land - not engaged in actual construction	Per $1,000 of Payroll	328,000			$5.57		$1,827
1	91805 Draftsmen	Per $1,000 of Payroll	77,207			$1.86		$144
	Notice of Cancellation - MEIL 1341	Each	1					$50
	ISO contractors bundle - CG 20 33 CG 20 39 CG 24 53 CG 20 01 MEGL 0313	Percent of rate	Incl.			Incl.		Incl.
*(a) Area *(c) Total Cost *(m) Admissions *(p) Payroll *(s) Gross Sales (u) Units *(r) Gross Receipts (e) Each (o) Other: Premium Basis identified with a "*" is per 1000 of selected basis.						**Total Advance Premium**		$2,021

MDGL 1008 08 11   Page **1** of **2**

These declarations, together with the **Common Policy Conditions and Coverage Form(s) and any Endorsement(s),** complete the above numbered policy.

FORMS AND ENDORSEMENTS
SEE FORMS SCHEDULE - MDIL 1001

COMMERCIAL GENERAL LIABILITY COVERAGE FORM

Various provisions in this policy restrict coverage. Read the entire policy carefully to determine rights, duties and what is and is not covered.

Throughout this policy the words "you" and "your" refer to the Named Insured shown in the Declarations, and any other person or organization qualifying as a Named Insured under this policy. The words "we", "us" and "our" refer to the company providing this insurance.

The word "insured" means any person or organization qualifying as such under Section **II** – Who Is An Insured.

Other words and phrases that appear in quotation marks have special meaning. Refer to Section **V** – Definitions.

SECTION I – COVERAGES

COVERAGE A – BODILY INJURY AND PROPERTY DAMAGE LIABILITY

1. Insuring Agreement

  a. We will pay those sums that the insured becomes legally obligated to pay as damages because of "bodily injury" or "property damage" to which this insurance applies. We will have the right and duty to defend the insured against any "suit" seeking those damages. However, we will have no duty to defend the insured against any "suit" seeking damages for "bodily injury" or "property damage" to which this insurance does not apply. We may, at our discretion, investigate any "occurrence" and settle any claim or "suit" that may result. But:

    (1) The amount we will pay for damages is limited as described in Section **III** – Limits Of Insurance; and

    (2) Our right and duty to defend ends when we have used up the applicable limit of insurance in the payment of judgments or settlements under Coverages **A** or **B** or medical expenses under Coverage **C**.

    No other obligation or liability to pay sums or perform acts or services is covered unless explicitly provided for under Supplementary Payments – Coverages **A** and **B**.

  b. This insurance applies to "bodily injury" and "property damage" only if:

    (1) The "bodily injury" or "property damage" is caused by an "occurrence" that takes place in the "coverage territory";

    (2) The "bodily injury" or "property damage" occurs during the policy period; and

    (3) Prior to the policy period, no insured listed under Paragraph **1.** of Section **II** – Who Is An Insured and no "employee" authorized by you to give or receive notice of an "occurrence" or claim, knew that the "bodily injury" or "property damage" had occurred, in whole or in part. If such a listed insured or authorized "employee" knew, prior to the policy period, that the "bodily injury" or "property damage" occurred, then any continuation, change or resumption of such "bodily injury" or "property damage" during or after the policy period will be deemed to have been known prior to the policy period.

  c. "Bodily injury" or "property damage" which occurs during the policy period and was not, prior to the policy period, known to have occurred by any insured listed under Paragraph **1.** of Section **II** – Who Is An Insured or any "employee" authorized by you to give or receive notice of an "occurrence" or claim, includes any continuation, change or resumption of that "bodily injury" or "property damage" after the end of the policy period.

  d. "Bodily injury" or "property damage" will be deemed to have been known to have occurred at the earliest time when any insured listed under Paragraph **1.** of Section **II** – Who Is An Insured or any "employee" authorized by you to give or receive notice of an "occurrence" or claim:

    (1) Reports all, or any part, of the "bodily injury" or "property damage" to us or any other insurer;

    (2) Receives a written or verbal demand or claim for damages because of the "bodily injury" or "property damage"; or

    (3) Becomes aware by any other means that "bodily injury" or "property damage" has occurred or has begun to occur.

  e. Damages because of "bodily injury" include damages claimed by any person or organization for care, loss of services or death resulting at any time from the "bodily injury".

2. Exclusions

This insurance does not apply to:

a. Expected Or Intended Injury

"Bodily injury" or "property damage" expected or intended from the standpoint of the insured. This exclusion does not apply to "bodily injury" resulting from the use of reasonable force to protect persons or property.

b. Contractual Liability

"Bodily injury" or "property damage" for which the insured is obligated to pay damages by reason of the assumption of liability in a contract or agreement. This exclusion does not apply to liability for damages:

(1) That the insured would have in the absence of the contract or agreement; or

(2) Assumed in a contract or agreement that is an "insured contract", provided the "bodily injury" or "property damage" occurs subsequent to the execution of the contract or agreement. Solely for the purposes of liability assumed in an "insured contract", reasonable attorneys' fees and necessary litigation expenses incurred by or for a party other than an insured are deemed to be damages because of "bodily injury" or "property damage", provided:

(a) Liability to such party for, or for the cost of, that party's defense has also been assumed in the same "insured contract"; and

(b) Such attorneys' fees and litigation expenses are for defense of that party against a civil or alternative dispute resolution proceeding in which damages to which this insurance applies are alleged.

c. Liquor Liability

"Bodily injury" or "property damage" for which any insured may be held liable by reason of:

(1) Causing or contributing to the intoxication of any person;

(2) The furnishing of alcoholic beverages to a person under the legal drinking age or under the influence of alcohol; or

(3) Any statute, ordinance or regulation relating to the sale, gift, distribution or use of alcoholic beverages.

This exclusion applies even if the claims against any insured allege negligence or other wrongdoing in:

(a) The supervision, hiring, employment, training or monitoring of others by that insured; or

(b) Providing or failing to provide transportation with respect to any person that may be under the influence of alcohol;

if the "occurrence" which caused the "bodily injury" or "property damage", involved that which is described in Paragraph **(1)**, **(2)** or **(3)** above.

However, this exclusion applies only if you are in the business of manufacturing, distributing, selling, serving or furnishing alcoholic beverages. For the purposes of this exclusion, permitting a person to bring alcoholic beverages on your premises, for consumption on your premises, whether or not a fee is charged or a license is required for such activity, is not by itself considered the business of selling, serving or furnishing alcoholic beverages.

d. Workers' Compensation And Similar Laws

Any obligation of the insured under a workers' compensation, disability benefits or unemployment compensation law or any similar law.

e. Employer's Liability

"Bodily injury" to:

(1) An "employee" of the insured arising out of and in the course of:

(a) Employment by the insured; or

(b) Performing duties related to the conduct of the insured's business; or

(2) The spouse, child, parent, brother or sister of that "employee" as a consequence of Paragraph **(1)** above.

This exclusion applies whether the insured may be liable as an employer or in any other capacity and to any obligation to share damages with or repay someone else who must pay damages because of the injury.

This exclusion does not apply to liability assumed by the insured under an "insured contract".

© Insurance Services Office, Inc., 2012 CG 00 01 04 13

f. Pollution

(1) "Bodily injury" or "property damage" arising out of the actual, alleged or threatened discharge, dispersal, seepage, migration, release or escape of "pollutants":

(a) At or from any premises, site or location which is or was at any time owned or occupied by, or rented or loaned to, any insured. However, this subparagraph does not apply to:

(i) "Bodily injury" if sustained within a building and caused by smoke, fumes, vapor or soot produced by or originating from equipment that is used to heat, cool or dehumidify the building, or equipment that is used to heat water for personal use, by the building's occupants or their guests;

(ii) "Bodily injury" or "property damage" for which you may be held liable, if you are a contractor and the owner or lessee of such premises, site or location has been added to your policy as an additional insured with respect to your ongoing operations performed for that additional insured at that premises, site or location and such premises, site or location is not and never was owned or occupied by, or rented or loaned to, any insured, other than that additional insured; or

(iii) "Bodily injury" or "property damage" arising out of heat, smoke or fumes from a "hostile fire";

(b) At or from any premises, site or location which is or was at any time used by or for any insured or others for the handling, storage, disposal, processing or treatment of waste;

(c) Which are or were at any time transported, handled, stored, treated, disposed of, or processed as waste by or for:

(i) Any insured; or

(ii) Any person or organization for whom you may be legally responsible; or

(d) At or from any premises, site or location on which any insured or any contractors or subcontractors working directly or indirectly on any insured's behalf are performing operations if the "pollutants" are brought on or to the premises, site or location in connection with such operations by such insured, contractor or subcontractor. However, this subparagraph does not apply to:

(i) "Bodily injury" or "property damage" arising out of the escape of fuels, lubricants or other operating fluids which are needed to perform the normal electrical, hydraulic or mechanical functions necessary for the operation of "mobile equipment" or its parts, if such fuels, lubricants or other operating fluids escape from a vehicle part designed to hold, store or receive them. This exception does not apply if the "bodily injury" or "property damage" arises out of the intentional discharge, dispersal or release of the fuels, lubricants or other operating fluids, or if such fuels, lubricants or other operating fluids are brought on or to the premises, site or location with the intent that they be discharged, dispersed or released as part of the operations being performed by such insured, contractor or subcontractor;

(ii) "Bodily injury" or "property damage" sustained within a building and caused by the release of gases, fumes or vapors from materials brought into that building in connection with operations being performed by you or on your behalf by a contractor or subcontractor; or

(iii) "Bodily injury" or "property damage" arising out of heat, smoke or fumes from a "hostile fire".

(e) At or from any premises, site or location on which any insured or any contractors or subcontractors working directly or indirectly on any insured's behalf are performing operations if the operations are to test for, monitor, clean up, remove, contain, treat, detoxify or neutralize, or in any way respond to, or assess the effects of, "pollutants".

(2) Any loss, cost or expense arising out of any:

(a) Request, demand, order or statutory or regulatory requirement that any insured or others test for, monitor, clean up, remove, contain, treat, detoxify or neutralize, or in any way respond to, or assess the effects of, "pollutants"; or

(b) Claim or suit by or on behalf of a governmental authority for damages because of testing for, monitoring, cleaning up, removing, containing, treating, detoxifying or neutralizing, or in any way responding to, or assessing the effects of, "pollutants".

However, this paragraph does not apply to liability for damages because of "property damage" that the insured would have in the absence of such request, demand, order or statutory or regulatory requirement, or such claim or "suit" by or on behalf of a governmental authority.

g. Aircraft, Auto Or Watercraft

"Bodily injury" or "property damage" arising out of the ownership, maintenance, use or entrustment to others of any aircraft, "auto" or watercraft owned or operated by or rented or loaned to any insured. Use includes operation and "loading or unloading".

This exclusion applies even if the claims against any insured allege negligence or other wrongdoing in the supervision, hiring, employment, training or monitoring of others by that insured, if the "occurrence" which caused the "bodily injury" or "property damage" involved the ownership, maintenance, use or entrustment to others of any aircraft, "auto" or watercraft that is owned or operated by or rented or loaned to any insured.

This exclusion does not apply to:

(1) A watercraft while ashore on premises you own or rent;

(2) A watercraft you do not own that is:

(a) Less than 26 feet long; and

(b) Not being used to carry persons or property for a charge;

(3) Parking an "auto" on, or on the ways next to, premises you own or rent, provided the "auto" is not owned by or rented or loaned to you or the insured;

(4) Liability assumed under any "insured contract" for the ownership, maintenance or use of aircraft or watercraft; or

(5) "Bodily injury" or "property damage" arising out of:

(a) The operation of machinery or equipment that is attached to, or part of, a land vehicle that would qualify under the definition of "mobile equipment" if it were not subject to a compulsory or financial responsibility law or other motor vehicle insurance law where it is licensed or principally garaged; or

(b) The operation of any of the machinery or equipment listed in Paragraph **f.(2)** or **f.(3)** of the definition of "mobile equipment".

h. Mobile Equipment

"Bodily injury" or "property damage" arising out of:

(1) The transportation of "mobile equipment" by an "auto" owned or operated by or rented or loaned to any insured; or

(2) The use of "mobile equipment" in, or while in practice for, or while being prepared for, any prearranged racing, speed, demolition, or stunting activity.

i. War

"Bodily injury" or "property damage", however caused, arising, directly or indirectly, out of:

(1) War, including undeclared or civil war;

(2) Warlike action by a military force, including action in hindering or defending against an actual or expected attack, by any government, sovereign or other authority using military personnel or other agents; or

(3) Insurrection, rebellion, revolution, usurped power, or action taken by governmental authority in hindering or defending against any of these.

j. Damage To Property

"Property damage" to:

(1) Property you own, rent, or occupy, including any costs or expenses incurred by you, or any other person, organization or entity, for repair, replacement, enhancement, restoration or maintenance of such property for any reason, including prevention of injury to a person or damage to another's property;

(2) Premises you sell, give away or abandon, if the "property damage" arises out of any part of those premises;

(3) Property loaned to you;

(4) Personal property in the care, custody or control of the insured;

(5) That particular part of real property on which you or any contractors or subcontractors working directly or indirectly on your behalf are performing operations, if the "property damage" arises out of those operations; or

(6) That particular part of any property that must be restored, repaired or replaced because "your work" was incorrectly performed on it.

Paragraphs **(1)**, **(3)** and **(4)** of this exclusion do not apply to "property damage" (other than damage by fire) to premises, including the contents of such premises, rented to you for a period of seven or fewer consecutive days. A separate limit of insurance applies to Damage To Premises Rented To You as described in Section **III** – Limits Of Insurance.

Paragraph **(2)** of this exclusion does not apply if the premises are "your work" and were never occupied, rented or held for rental by you.

Paragraphs **(3)**, **(4)**, **(5)** and **(6)** of this exclusion do not apply to liability assumed under a sidetrack agreement.

Paragraph **(6)** of this exclusion does not apply to "property damage" included in the "products-completed operations hazard".

k. Damage To Your Product

"Property damage" to "your product" arising out of it or any part of it.

l. Damage To Your Work

"Property damage" to "your work" arising out of it or any part of it and included in the "products-completed operations hazard".

This exclusion does not apply if the damaged work or the work out of which the damage arises was performed on your behalf by a subcontractor.

m. Damage To Impaired Property Or Property Not Physically Injured

"Property damage" to "impaired property" or property that has not been physically injured, arising out of:

(1) A defect, deficiency, inadequacy or dangerous condition in "your product" or "your work"; or

(2) A delay or failure by you or anyone acting on your behalf to perform a contract or agreement in accordance with its terms.

This exclusion does not apply to the loss of use of other property arising out of sudden and accidental physical injury to "your product" or "your work" after it has been put to its intended use.

n. Recall Of Products, Work Or Impaired Property

Damages claimed for any loss, cost or expense incurred by you or others for the loss of use, withdrawal, recall, inspection, repair, replacement, adjustment, removal or disposal of:

(1) "Your product";

(2) "Your work"; or

(3) "Impaired property";

if such product, work, or property is withdrawn or recalled from the market or from use by any person or organization because of a known or suspected defect, deficiency, inadequacy or dangerous condition in it.

o. Personal And Advertising Injury

"Bodily injury" arising out of "personal and advertising injury".

p. Electronic Data

Damages arising out of the loss of, loss of use of, damage to, corruption of, inability to access, or inability to manipulate electronic data.

However, this exclusion does not apply to liability for damages because of "bodily injury".

As used in this exclusion, electronic data means information, facts or programs stored as or on, created or used on, or transmitted to or from computer software, including systems and applications software, hard or floppy disks, CD-ROMs, tapes, drives, cells, data processing devices or any other media which are used with electronically controlled equipment.

q. Recording And Distribution Of Material Or Information In Violation Of Law

"Bodily injury" or "property damage" arising directly or indirectly out of any action or omission that violates or is alleged to violate:

(1) The Telephone Consumer Protection Act (TCPA), including any amendment of or addition to such law;

(2) The CAN-SPAM Act of 2003, including any amendment of or addition to such law;

(3) The Fair Credit Reporting Act (FCRA), and any amendment of or addition to such law, including the Fair and Accurate Credit Transactions Act (FACTA); or

(4) Any federal, state or local statute, ordinance or regulation, other than the TCPA, CAN-SPAM Act of 2003 or FCRA and their amendments and additions, that addresses, prohibits, or limits the printing, dissemination, disposal, collecting, recording, sending, transmitting, communicating or distribution of material or information.

Exclusions **c.** through **n.** do not apply to damage by fire to premises while rented to you or temporarily occupied by you with permission of the owner. A separate limit of insurance applies to this coverage as described in Section **III** – Limits Of Insurance.

COVERAGE B – PERSONAL AND ADVERTISING INJURY LIABILITY

1. Insuring Agreement

a. We will pay those sums that the insured becomes legally obligated to pay as damages because of "personal and advertising injury" to which this insurance applies. We will have the right and duty to defend the insured against any "suit" seeking those damages. However, we will have no duty to defend the insured against any "suit" seeking damages for "personal and advertising injury" to which this insurance does not apply. We may, at our discretion, investigate any offense and settle any claim or "suit" that may result. But:

(1) The amount we will pay for damages is limited as described in Section **III** – Limits Of Insurance; and

(2) Our right and duty to defend end when we have used up the applicable limit of insurance in the payment of judgments or settlements under Coverages **A** or **B** or medical expenses under Coverage **C**.

No other obligation or liability to pay sums or perform acts or services is covered unless explicitly provided for under Supplementary Payments – Coverages **A** and **B**.

b. This insurance applies to "personal and advertising injury" caused by an offense arising out of your business but only if the offense was committed in the "coverage territory" during the policy period.

2. Exclusions

This insurance does not apply to:

a. Knowing Violation Of Rights Of Another

"Personal and advertising injury" caused by or at the direction of the insured with the knowledge that the act would violate the rights of another and would inflict "personal and advertising injury".

b. Material Published With Knowledge Of Falsity

"Personal and advertising injury" arising out of oral or written publication, in any manner, of material, if done by or at the direction of the insured with knowledge of its falsity.

c. Material Published Prior To Policy Period

"Personal and advertising injury" arising out of oral or written publication, in any manner, of material whose first publication took place before the beginning of the policy period.

d. Criminal Acts

"Personal and advertising injury" arising out of a criminal act committed by or at the direction of the insured.

e. Contractual Liability

"Personal and advertising injury" for which the insured has assumed liability in a contract or agreement. This exclusion does not apply to liability for damages that the insured would have in the absence of the contract or agreement.

f. Breach Of Contract

"Personal and advertising injury" arising out of a breach of contract, except an implied contract to use another's advertising idea in your "advertisement".

g. Quality Or Performance Of Goods – Failure To Conform To Statements

"Personal and advertising injury" arising out of the failure of goods, products or services to conform with any statement of quality or performance made in your "advertisement".

h. Wrong Description Of Prices

"Personal and advertising injury" arising out of the wrong description of the price of goods, products or services stated in your "advertisement".

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i. Infringement Of Copyright, Patent, Trademark Or Trade Secret

"Personal and advertising injury" arising out of the infringement of copyright, patent, trademark, trade secret or other intellectual property rights. Under this exclusion, such other intellectual property rights do not include the use of another's advertising idea in your "advertisement".

However, this exclusion does not apply to infringement, in your "advertisement", of copyright, trade dress or slogan.

j. Insureds In Media And Internet Type Businesses

"Personal and advertising injury" committed by an insured whose business is:

(1) Advertising, broadcasting, publishing or telecasting;

(2) Designing or determining content of web sites for others; or

(3) An Internet search, access, content or service provider.

However, this exclusion does not apply to Paragraphs **14.a., b.** and **c.** of "personal and advertising injury" under the Definitions section.

For the purposes of this exclusion, the placing of frames, borders or links, or advertising, for you or others anywhere on the Internet, is not by itself, considered the business of advertising, broadcasting, publishing or telecasting.

k. Electronic Chatrooms Or Bulletin Boards

"Personal and advertising injury" arising out of an electronic chatroom or bulletin board the insured hosts, owns, or over which the insured exercises control.

l. Unauthorized Use Of Another's Name Or Product

"Personal and advertising injury" arising out of the unauthorized use of another's name or product in your e-mail address, domain name or metatag, or any other similar tactics to mislead another's potential customers.

m. Pollution

"Personal and advertising injury" arising out of the actual, alleged or threatened discharge, dispersal, seepage, migration, release or escape of "pollutants" at any time.

n. Pollution-related

Any loss, cost or expense arising out of any:

(1) Request, demand, order or statutory or regulatory requirement that any insured or others test for, monitor, clean up, remove, contain, treat, detoxify or neutralize, or in any way respond to, or assess the effects of, "pollutants"; or

(2) Claim or suit by or on behalf of a governmental authority for damages because of testing for, monitoring, cleaning up, removing, containing, treating, detoxifying or neutralizing, or in any way responding to, or assessing the effects of, "pollutants".

o. War

"Personal and advertising injury", however caused, arising, directly or indirectly, out of:

(1) War, including undeclared or civil war;

(2) Warlike action by a military force, including action in hindering or defending against an actual or expected attack, by any government, sovereign or other authority using military personnel or other agents; or

(3) Insurrection, rebellion, revolution, usurped power, or action taken by governmental authority in hindering or defending against any of these.

p. Recording And Distribution Of Material Or Information In Violation Of Law

"Personal and advertising injury" arising directly or indirectly out of any action or omission that violates or is alleged to violate:

(1) The Telephone Consumer Protection Act (TCPA), including any amendment of or addition to such law;

(2) The CAN-SPAM Act of 2003, including any amendment of or addition to such law;

(3) The Fair Credit Reporting Act (FCRA), and any amendment of or addition to such law, including the Fair and Accurate Credit Transactions Act (FACTA); or

(4) Any federal, state or local statute, ordinance or regulation, other than the TCPA, CAN-SPAM Act of 2003 or FCRA and their amendments and additions, that addresses, prohibits, or limits the printing, dissemination, disposal, collecting, recording, sending, transmitting, communicating or distribution of material or information.

COVERAGE C – MEDICAL PAYMENTS

1. Insuring Agreement

a. We will pay medical expenses as described below for "bodily injury" caused by an accident:

(1) On premises you own or rent;

(2) On ways next to premises you own or rent; or

(3) Because of your operations;

provided that:

(a) The accident takes place in the "coverage territory" and during the policy period;

(b) The expenses are incurred and reported to us within one year of the date of the accident; and

(c) The injured person submits to examination, at our expense, by physicians of our choice as often as we reasonably require.

b. We will make these payments regardless of fault. These payments will not exceed the applicable limit of insurance. We will pay reasonable expenses for:

(1) First aid administered at the time of an accident;

(2) Necessary medical, surgical, X-ray and dental services, including prosthetic devices; and

(3) Necessary ambulance, hospital, professional nursing and funeral services.

2. Exclusions

We will not pay expenses for "bodily injury":

a. **Any Insured**

To any insured, except "volunteer workers".

b. **Hired Person**

To a person hired to do work for or on behalf of any insured or a tenant of any insured.

c. **Injury On Normally Occupied Premises**

To a person injured on that part of premises you own or rent that the person normally occupies.

d. **Workers' Compensation And Similar Laws**

To a person, whether or not an "employee" of any insured, if benefits for the "bodily injury" are payable or must be provided under a workers' compensation or disability benefits law or a similar law.

e. **Athletics Activities**

To a person injured while practicing, instructing or participating in any physical exercises or games, sports, or athletic contests.

f. **Products-Completed Operations Hazard**

Included within the "products-completed operations hazard".

g. **Coverage A Exclusions**

Excluded under Coverage **A**.

SUPPLEMENTARY PAYMENTS – COVERAGES A AND B

1. We will pay, with respect to any claim we investigate or settle, or any "suit" against an insured we defend:

a. All expenses we incur.

b. Up to $250 for cost of bail bonds required because of accidents or traffic law violations arising out of the use of any vehicle to which the Bodily Injury Liability Coverage applies. We do not have to furnish these bonds.

c. The cost of bonds to release attachments, but only for bond amounts within the applicable limit of insurance. We do not have to furnish these bonds.

d. All reasonable expenses incurred by the insured at our request to assist us in the investigation or defense of the claim or "suit", including actual loss of earnings up to $250 a day because of time off from work.

e. All court costs taxed against the insured in the "suit". However, these payments do not include attorneys' fees or attorneys' expenses taxed against the insured.

f. Prejudgment interest awarded against the insured on that part of the judgment we pay. If we make an offer to pay the applicable limit of insurance, we will not pay any prejudgment interest based on that period of time after the offer.

g. All interest on the full amount of any judgment that accrues after entry of the judgment and before we have paid, offered to pay, or deposited in court the part of the judgment that is within the applicable limit of insurance.

These payments will not reduce the limits of insurance.

2. If we defend an insured against a "suit" and an indemnitee of the insured is also named as a party to the "suit", we will defend that indemnitee if all of the following conditions are met:

a. The "suit" against the indemnitee seeks damages for which the insured has assumed the liability of the indemnitee in a contract or agreement that is an "insured contract";

b. This insurance applies to such liability assumed by the insured;

c. The obligation to defend, or the cost of the defense of, that indemnitee, has also been assumed by the insured in the same "insured contract";

d. The allegations in the "suit" and the information we know about the "occurrence" are such that no conflict appears to exist between the interests of the insured and the interests of the indemnitee;

e. The indemnitee and the insured ask us to conduct and control the defense of that indemnitee against such "suit" and agree that we can assign the same counsel to defend the insured and the indemnitee; and

f. The indemnitee:

(1) Agrees in writing to:

(a) Cooperate with us in the investigation, settlement or defense of the "suit";

(b) Immediately send us copies of any demands, notices, summonses or legal papers received in connection with the "suit";

(c) Notify any other insurer whose coverage is available to the indemnitee; and

(d) Cooperate with us with respect to coordinating other applicable insurance available to the indemnitee; and

(2) Provides us with written authorization to:

(a) Obtain records and other information related to the "suit"; and

(b) Conduct and control the defense of the indemnitee in such "suit".

So long as the above conditions are met, attorneys' fees incurred by us in the defense of that indemnitee, necessary litigation expenses incurred by us and necessary litigation expenses incurred by the indemnitee at our request will be paid as Supplementary Payments. Notwithstanding the provisions of Paragraph **2.b.(2)** of Section **I** – Coverage **A** – Bodily Injury And Property Damage Liability, such payments will not be deemed to be damages for "bodily injury" and "property damage" and will not reduce the limits of insurance.

Our obligation to defend an insured's indemnitee and to pay for attorneys' fees and necessary litigation expenses as Supplementary Payments ends when we have used up the applicable limit of insurance in the payment of judgments or settlements or the conditions set forth above, or the terms of the agreement described in Paragraph **f.** above, are no longer met.

SECTION II – WHO IS AN INSURED

1. If you are designated in the Declarations as:

a. An individual, you and your spouse are insureds, but only with respect to the conduct of a business of which you are the sole owner.

b. A partnership or joint venture, you are an insured. Your members, your partners, and their spouses are also insureds, but only with respect to the conduct of your business.

c. A limited liability company, you are an insured. Your members are also insureds, but only with respect to the conduct of your business. Your managers are insureds, but only with respect to their duties as your managers.

d. An organization other than a partnership, joint venture or limited liability company, you are an insured. Your "executive officers" and directors are insureds, but only with respect to their duties as your officers or directors. Your stockholders are also insureds, but only with respect to their liability as stockholders.

e. A trust, you are an insured. Your trustees are also insureds, but only with respect to their duties as trustees.

2. Each of the following is also an insured:

a. Your "volunteer workers" only while performing duties related to the conduct of your business, or your "employees", other than either your "executive officers" (if you are an organization other than a partnership, joint venture or limited liability company) or your managers (if you are a limited liability company), but only for acts within the scope of their employment by you or while performing duties related to the conduct of your business. However, none of these "employees" or "volunteer workers" are insureds for:

(1) "Bodily injury" or "personal and advertising injury":

(a) To you, to your partners or members (if you are a partnership or joint venture), to your members (if you are a limited liability company), to a co-"employee" while in the course of his or her employment or performing duties related to the conduct of your business, or to your other "volunteer workers" while performing duties related to the conduct of your business;

(b) To the spouse, child, parent, brother or sister of that co-"employee" or "volunteer worker" as a consequence of Paragraph (1)(a) above;

(c) For which there is any obligation to share damages with or repay someone else who must pay damages because of the injury described in Paragraph (1)(a) or (b) above; or

(d) Arising out of his or her providing or failing to provide professional health care services.

(2) "Property damage" to property:

(a) Owned, occupied or used by;

(b) Rented to, in the care, custody or control of, or over which physical control is being exercised for any purpose by;

you, any of your "employees", "volunteer workers", any partner or member (if you are a partnership or joint venture), or any member (if you are a limited liability company).

b. Any person (other than your "employee" or "volunteer worker"), or any organization while acting as your real estate manager.

c. Any person or organization having proper temporary custody of your property if you die, but only:

(1) With respect to liability arising out of the maintenance or use of that property; and

(2) Until your legal representative has been appointed.

d. Your legal representative if you die, but only with respect to duties as such. That representative will have all your rights and duties under this Coverage Part.

3. Any organization you newly acquire or form, other than a partnership, joint venture or limited liability company, and over which you maintain ownership or majority interest, will qualify as a Named Insured if there is no other similar insurance available to that organization. However:

a. Coverage under this provision is afforded only until the 90th day after you acquire or form the organization or the end of the policy period, whichever is earlier;

b. Coverage A does not apply to "bodily injury" or "property damage" that occurred before you acquired or formed the organization; and

c. Coverage B does not apply to "personal and advertising injury" arising out of an offense committed before you acquired or formed the organization.

No person or organization is an insured with respect to the conduct of any current or past partnership, joint venture or limited liability company that is not shown as a Named Insured in the Declarations.

SECTION III – LIMITS OF INSURANCE

1. The Limits of Insurance shown in the Declarations and the rules below fix the most we will pay regardless of the number of:

a. Insureds;

b. Claims made or "suits" brought; or

c. Persons or organizations making claims or bringing "suits".

2. The General Aggregate Limit is the most we will pay for the sum of:

a. Medical expenses under Coverage C;

b. Damages under Coverage A, except damages because of "bodily injury" or "property damage" included in the "products-completed operations hazard"; and

c. Damages under Coverage B.

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3. The Products-Completed Operations Aggregate Limit is the most we will pay under Coverage **A** for damages because of "bodily injury" and "property damage" included in the "products-completed operations hazard".

4. Subject to Paragraph **2.** above, the Personal And Advertising Injury Limit is the most we will pay under Coverage **B** for the sum of all damages because of all "personal and advertising injury" sustained by any one person or organization.

5. Subject to Paragraph **2.** or **3.** above, whichever applies, the Each Occurrence Limit is the most we will pay for the sum of:

   a. Damages under Coverage **A**; and

   b. Medical expenses under Coverage **C**

   because of all "bodily injury" and "property damage" arising out of any one "occurrence".

6. Subject to Paragraph **5.** above, the Damage To Premises Rented To You Limit is the most we will pay under Coverage **A** for damages because of "property damage" to any one premises, while rented to you, or in the case of damage by fire, while rented to you or temporarily occupied by you with permission of the owner.

7. Subject to Paragraph **5.** above, the Medical Expense Limit is the most we will pay under Coverage **C** for all medical expenses because of "bodily injury" sustained by any one person.

The Limits of Insurance of this Coverage Part apply separately to each consecutive annual period and to any remaining period of less than 12 months, starting with the beginning of the policy period shown in the Declarations, unless the policy period is extended after issuance for an additional period of less than 12 months. In that case, the additional period will be deemed part of the last preceding period for purposes of determining the Limits of Insurance.

SECTION IV – COMMERCIAL GENERAL LIABILITY CONDITIONS

1. **Bankruptcy**

   Bankruptcy or insolvency of the insured or of the insured's estate will not relieve us of our obligations under this Coverage Part.

2. **Duties In The Event Of Occurrence, Offense, Claim Or Suit**

   a. You must see to it that we are notified as soon as practicable of an "occurrence" or an offense which may result in a claim. To the extent possible, notice should include:

      (1) How, when and where the "occurrence" or offense took place;

      (2) The names and addresses of any injured persons and witnesses; and

      (3) The nature and location of any injury or damage arising out of the "occurrence" or offense.

   b. If a claim is made or "suit" is brought against any insured, you must:

      (1) Immediately record the specifics of the claim or "suit" and the date received; and

      (2) Notify us as soon as practicable.

      You must see to it that we receive written notice of the claim or "suit" as soon as practicable.

   c. You and any other involved insured must:

      (1) Immediately send us copies of any demands, notices, summonses or legal papers received in connection with the claim or "suit";

      (2) Authorize us to obtain records and other information;

      (3) Cooperate with us in the investigation or settlement of the claim or defense against the "suit"; and

      (4) Assist us, upon our request, in the enforcement of any right against any person or organization which may be liable to the insured because of injury or damage to which this insurance may also apply.

   d. No insured will, except at that insured's own cost, voluntarily make a payment, assume any obligation, or incur any expense, other than for first aid, without our consent.

3. **Legal Action Against Us**

   No person or organization has a right under this Coverage Part:

   a. To join us as a party or otherwise bring us into a "suit" asking for damages from an insured; or

   b. To sue us on this Coverage Part unless all of its terms have been fully complied with.

   A person or organization may sue us to recover on an agreed settlement or on a final judgment against an insured; but we will not be liable for damages that are not payable under the terms of this Coverage Part or that are in excess of the applicable limit of insurance. An agreed settlement means a settlement and release of liability signed by us, the insured and the claimant or the claimant's legal representative.

4. Other Insurance

If other valid and collectible insurance is available to the insured for a loss we cover under Coverages **A** or **B** of this Coverage Part, our obligations are limited as follows:

a. Primary Insurance

This insurance is primary except when Paragraph **b.** below applies. If this insurance is primary, our obligations are not affected unless any of the other insurance is also primary. Then, we will share with all that other insurance by the method described in Paragraph **c.** below.

b. Excess Insurance

(1) This insurance is excess over:

(a) Any of the other insurance, whether primary, excess, contingent or on any other basis:

(i) That is Fire, Extended Coverage, Builder's Risk, Installation Risk or similar coverage for "your work";

(ii) That is Fire insurance for premises rented to you or temporarily occupied by you with permission of the owner;

(iii) That is insurance purchased by you to cover your liability as a tenant for "property damage" to premises rented to you or temporarily occupied by you with permission of the owner; or

(iv) If the loss arises out of the maintenance or use of aircraft, "autos" or watercraft to the extent not subject to Exclusion **g.** of Section **I** – Coverage **A** – Bodily Injury And Property Damage Liability.

(b) Any other primary insurance available to you covering liability for damages arising out of the premises or operations, or the products and completed operations, for which you have been added as an additional insured.

(2) When this insurance is excess, we will have no duty under Coverages **A** or **B** to defend the insured against any "suit" if any other insurer has a duty to defend the insured against that "suit". If no other insurer defends, we will undertake to do so, but we will be entitled to the insured's rights against all those other insurers.

(3) When this insurance is excess over other insurance, we will pay only our share of the amount of the loss, if any, that exceeds the sum of:

(a) The total amount that all such other insurance would pay for the loss in the absence of this insurance; and

(b) The total of all deductible and self-insured amounts under all that other insurance.

(4) We will share the remaining loss, if any, with any other insurance that is not described in this Excess Insurance provision and was not bought specifically to apply in excess of the Limits of Insurance shown in the Declarations of this Coverage Part.

c. Method Of Sharing

If all of the other insurance permits contribution by equal shares, we will follow this method also. Under this approach each insurer contributes equal amounts until it has paid its applicable limit of insurance or none of the loss remains, whichever comes first.

If any of the other insurance does not permit contribution by equal shares, we will contribute by limits. Under this method, each insurer's share is based on the ratio of its applicable limit of insurance to the total applicable limits of insurance of all insurers.

5. Premium Audit

a. We will compute all premiums for this Coverage Part in accordance with our rules and rates.

b. Premium shown in this Coverage Part as advance premium is a deposit premium only. At the close of each audit period we will compute the earned premium for that period and send notice to the first Named Insured. The due date for audit and retrospective premiums is the date shown as the due date on the bill. If the sum of the advance and audit premiums paid for the policy period is greater than the earned premium, we will return the excess to the first Named Insured.

c. The first Named Insured must keep records of the information we need for premium computation, and send us copies at such times as we may request.

6. Representations

By accepting this policy, you agree:

a. The statements in the Declarations are accurate and complete;

b. Those statements are based upon representations you made to us; and

c. We have issued this policy in reliance upon your representations.

7. Separation Of Insureds

Except with respect to the Limits of Insurance, and any rights or duties specifically assigned in this Coverage Part to the first Named Insured, this insurance applies:

a. As if each Named Insured were the only Named Insured; and

b. Separately to each insured against whom claim is made or "suit" is brought.

8. Transfer Of Rights Of Recovery Against Others To Us

If the insured has rights to recover all or part of any payment we have made under this Coverage Part, those rights are transferred to us. The insured must do nothing after loss to impair them. At our request, the insured will bring "suit" or transfer those rights to us and help us enforce them.

9. When We Do Not Renew

If we decide not to renew this Coverage Part, we will mail or deliver to the first Named Insured shown in the Declarations written notice of the nonrenewal not less than 30 days before the expiration date.

If notice is mailed, proof of mailing will be sufficient proof of notice.

SECTION V – DEFINITIONS

1. "Advertisement" means a notice that is broadcast or published to the general public or specific market segments about your goods, products or services for the purpose of attracting customers or supporters. For the purposes of this definition:

a. Notices that are published include material placed on the Internet or on similar electronic means of communication; and

b. Regarding web sites, only that part of a web site that is about your goods, products or services for the purposes of attracting customers or supporters is considered an advertisement.

2. "Auto" means:

a. A land motor vehicle, trailer or semitrailer designed for travel on public roads, including any attached machinery or equipment; or

b. Any other land vehicle that is subject to a compulsory or financial responsibility law or other motor vehicle insurance law where it is licensed or principally garaged.

However, "auto" does not include "mobile equipment".

3. "Bodily injury" means bodily injury, sickness or disease sustained by a person, including death resulting from any of these at any time.

4. "Coverage territory" means:

a. The United States of America (including its territories and possessions), Puerto Rico and Canada;

b. International waters or airspace, but only if the injury or damage occurs in the course of travel or transportation between any places included in Paragraph **a.** above; or

c. All other parts of the world if the injury or damage arises out of:

(1) Goods or products made or sold by you in the territory described in Paragraph **a.** above;

(2) The activities of a person whose home is in the territory described in Paragraph **a.** above, but is away for a short time on your business; or

(3) "Personal and advertising injury" offenses that take place through the Internet or similar electronic means of communication;

provided the insured's responsibility to pay damages is determined in a "suit" on the merits, in the territory described in Paragraph **a.** above or in a settlement we agree to.

5. "Employee" includes a "leased worker". "Employee" does not include a "temporary worker".

6. "Executive officer" means a person holding any of the officer positions created by your charter, constitution, bylaws or any other similar governing document.

7. "Hostile fire" means one which becomes uncontrollable or breaks out from where it was intended to be.

8. "Impaired property" means tangible property, other than "your product" or "your work", that cannot be used or is less useful because:

a. It incorporates "your product" or "your work" that is known or thought to be defective, deficient, inadequate or dangerous; or

b. You have failed to fulfill the terms of a contract or agreement;

if such property can be restored to use by the repair, replacement, adjustment or removal of "your product" or "your work" or your fulfilling the terms of the contract or agreement.

9. "Insured contract" means:

a. A contract for a lease of premises. However, that portion of the contract for a lease of premises that indemnifies any person or organization for damage by fire to premises while rented to you or temporarily occupied by you with permission of the owner is not an "insured contract";

b. A sidetrack agreement;

c. Any easement or license agreement, except in connection with construction or demolition operations on or within 50 feet of a railroad;

d. An obligation, as required by ordinance, to indemnify a municipality, except in connection with work for a municipality;

e. An elevator maintenance agreement;

f. That part of any other contract or agreement pertaining to your business (including an indemnification of a municipality in connection with work performed for a municipality) under which you assume the tort liability of another party to pay for "bodily injury" or "property damage" to a third person or organization. Tort liability means a liability that would be imposed by law in the absence of any contract or agreement.

Paragraph **f.** does not include that part of any contract or agreement:

(1) That indemnifies a railroad for "bodily injury" or "property damage" arising out of construction or demolition operations, within 50 feet of any railroad property and affecting any railroad bridge or trestle, tracks, road-beds, tunnel, underpass or crossing;

(2) That indemnifies an architect, engineer or surveyor for injury or damage arising out of:

(a) Preparing, approving, or failing to prepare or approve, maps, shop drawings, opinions, reports, surveys, field orders, change orders or drawings and specifications; or

(b) Giving directions or instructions, or failing to give them, if that is the primary cause of the injury or damage; or

(3) Under which the insured, if an architect, engineer or surveyor, assumes liability for an injury or damage arising out of the insured's rendering or failure to render professional services, including those listed in (2) above and supervisory, inspection, architectural or engineering activities.

10. "Leased worker" means a person leased to you by a labor leasing firm under an agreement between you and the labor leasing firm, to perform duties related to the conduct of your business. "Leased worker" does not include a "temporary worker".

11. "Loading or unloading" means the handling of property:

a. After it is moved from the place where it is accepted for movement into or onto an aircraft, watercraft or "auto";

b. While it is in or on an aircraft, watercraft or "auto"; or

c. While it is being moved from an aircraft, watercraft or "auto" to the place where it is finally delivered;

but "loading or unloading" does not include the movement of property by means of a mechanical device, other than a hand truck, that is not attached to the aircraft, watercraft or "auto".

12. "Mobile equipment" means any of the following types of land vehicles, including any attached machinery or equipment:

a. Bulldozers, farm machinery, forklifts and other vehicles designed for use principally off public roads;

b. Vehicles maintained for use solely on or next to premises you own or rent;

c. Vehicles that travel on crawler treads;

d. Vehicles, whether self-propelled or not, maintained primarily to provide mobility to permanently mounted:

(1) Power cranes, shovels, loaders, diggers or drills; or

(2) Road construction or resurfacing equipment such as graders, scrapers or rollers;

e. Vehicles not described in Paragraph **a., b., c.** or **d.** above that are not self-propelled and are maintained primarily to provide mobility to permanently attached equipment of the following types:

(1) Air compressors, pumps and generators, including spraying, welding, building cleaning, geophysical exploration, lighting and well servicing equipment; or

(2) Cherry pickers and similar devices used to raise or lower workers;

f. Vehicles not described in Paragraph **a., b., c.** or **d.** above maintained primarily for purposes other than the transportation of persons or cargo.

However, self-propelled vehicles with the following types of permanently attached equipment are not "mobile equipment" but will be considered "autos":

(1) Equipment designed primarily for:

    (a) Snow removal;

    (b) Road maintenance, but not construction or resurfacing; or

    (c) Street cleaning;

(2) Cherry pickers and similar devices mounted on automobile or truck chassis and used to raise or lower workers; and

(3) Air compressors, pumps and generators, including spraying, welding, building cleaning, geophysical exploration, lighting and well servicing equipment.

However, "mobile equipment" does not include any land vehicles that are subject to a compulsory or financial responsibility law or other motor vehicle insurance law where it is licensed or principally garaged. Land vehicles subject to a compulsory or financial responsibility law or other motor vehicle insurance law are considered "autos".

13. "Occurrence" means an accident, including continuous or repeated exposure to substantially the same general harmful conditions.

14. "Personal and advertising injury" means injury, including consequential "bodily injury", arising out of one or more of the following offenses:

a. False arrest, detention or imprisonment;

b. Malicious prosecution;

c. The wrongful eviction from, wrongful entry into, or invasion of the right of private occupancy of a room, dwelling or premises that a person occupies, committed by or on behalf of its owner, landlord or lessor;

d. Oral or written publication, in any manner, of material that slanders or libels a person or organization or disparages a person's or organization's goods, products or services;

e. Oral or written publication, in any manner, of material that violates a person's right of privacy;

f. The use of another's advertising idea in your "advertisement"; or

g. Infringing upon another's copyright, trade dress or slogan in your "advertisement".

15. "Pollutants" mean any solid, liquid, gaseous or thermal irritant or contaminant, including smoke, vapor, soot, fumes, acids, alkalis, chemicals and waste. Waste includes materials to be recycled, reconditioned or reclaimed.

16. "Products-completed operations hazard":

a. Includes all "bodily injury" and "property damage" occurring away from premises you own or rent and arising out of "your product" or "your work" except:

(1) Products that are still in your physical possession; or

(2) Work that has not yet been completed or abandoned. However, "your work" will be deemed completed at the earliest of the following times:

    (a) When all of the work called for in your contract has been completed.

    (b) When all of the work to be done at the job site has been completed if your contract calls for work at more than one job site.

    (c) When that part of the work done at a job site has been put to its intended use by any person or organization other than another contractor or subcontractor working on the same project.

Work that may need service, maintenance, correction, repair or replacement, but which is otherwise complete, will be treated as completed.

b. Does not include "bodily injury" or "property damage" arising out of:

(1) The transportation of property, unless the injury or damage arises out of a condition in or on a vehicle not owned or operated by you, and that condition was created by the "loading or unloading" of that vehicle by any insured;

(2) The existence of tools, uninstalled equipment or abandoned or unused materials; or

(3) Products or operations for which the classification, listed in the Declarations or in a policy Schedule, states that products-completed operations are subject to the General Aggregate Limit.

17. "Property damage" means:

a. Physical injury to tangible property, including all resulting loss of use of that property. All such loss of use shall be deemed to occur at the time of the physical injury that caused it; or

b. Loss of use of tangible property that is not physically injured. All such loss of use shall be deemed to occur at the time of the "occurrence" that caused it.

For the purposes of this insurance, electronic data is not tangible property.

As used in this definition, electronic data means information, facts or programs stored as or on, created or used on, or transmitted to or from computer software, including systems and applications software, hard or floppy disks, CD-ROMs, tapes, drives, cells, data processing devices or any other media which are used with electronically controlled equipment.

18. "Suit" means a civil proceeding in which damages because of "bodily injury", "property damage" or "personal and advertising injury" to which this insurance applies are alleged. "Suit" includes:

   a. An arbitration proceeding in which such damages are claimed and to which the insured must submit or does submit with our consent; or

   b. Any other alternative dispute resolution proceeding in which such damages are claimed and to which the insured submits with our consent.

19. "Temporary worker" means a person who is furnished to you to substitute for a permanent "employee" on leave or to meet seasonal or short-term workload conditions.

20. "Volunteer worker" means a person who is not your "employee", and who donates his or her work and acts at the direction of and within the scope of duties determined by you, and is not paid a fee, salary or other compensation by you or anyone else for their work performed for you.

21. "Your product":

   a. Means:

      (1) Any goods or products, other than real property, manufactured, sold, handled, distributed or disposed of by:

         (a) You;

         (b) Others trading under your name; or

         (c) A person or organization whose business or assets you have acquired; and

      (2) Containers (other than vehicles), materials, parts or equipment furnished in connection with such goods or products.

   b. Includes:

      (1) Warranties or representations made at any time with respect to the fitness, quality, durability, performance or use of "your product"; and

      (2) The providing of or failure to provide warnings or instructions.

   c. Does not include vending machines or other property rented to or located for the use of others but not sold.

22. "Your work":

   a. Means:

      (1) Work or operations performed by you or on your behalf; and

      (2) Materials, parts or equipment furnished in connection with such work or operations.

   b. Includes:

      (1) Warranties or representations made at any time with respect to the fitness, quality, durability, performance or use of "your work"; and

      (2) The providing of or failure to provide warnings or instructions.

KJM Membership Agreement Pages 1-93 - Documents Part 2 of 3

Final Audit Report   2025-01-22

Created:	2025-01-22
By:	KIMBERLY OKELLEY (kimberly@puretitlecompany.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAADm729ujjozj2pnXV8Y_5auezm2NhuBrh

"KJM Membership Agreement Pages 1-93 - Documents Part 2 of 3" History

📄 Document created by KIMBERLY OKELLEY (kimberly@puretitlecompany.com)
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🖊 Signer James A. Sherman (jims@advocatecpa.net) entered name at signing as James Sherman
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✅ Agreement completed.
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